
By Appointment to H.M. The King of Siam

Piengchai Pookakupt, Ph.D.
Executive Vice President


05006248


60
Years
ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN. 137/2005

February 25, 2005

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

บมจ. ธนาคารกสิกรไทย
1 ซอยกสิกรไทย ถนนราษฎร์บูรณะ
กรุงเทพฯ 10140
โทร. 0 2222 0000 โทรสาร 0 2470 3462
www.kasikornbank.com ทะเบียนเลขที่ บมจ.105

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.
Tel. +66 2222 0000 Fax. +66 2470 3462
www.kasikornbank.com Registration No.PCL 105

泰华农民银行总行
泰国曼谷叻武拉纳路泰华农民巷 1 号,
邮政编码 10140
电话: (66) 2222 0000 传真: (66) 2470 3462
www.kasikornbank.com 注册号: 大众有限公司第 105 号


ธนาคารกสิกรไทย
KASIKORNBANK

Management Discussion and Analysis (MD&A)

For the year ending December 31, 2004

Executive Summary for the Management Discussion and Analysis, for the Year ending December 31, 2004*

In 2004, to enhance competitiveness and provide a full range of financial services, KASIKORNBANK proceeded on extending business scope to other financial services, including securities, hire purchase, and leasing businesses. Also, the Balanced Scorecard concept has continually been applied as a tool to help achieve our goals with efficiency and effectiveness, while progresses on our strategic programs remain closely monitored. In addition to these, the Bank puts effort into promoting good corporate governance practices to create value to all stakeholders, ranging from customers, shareholders, employees, and to the Kingdom.

For operating performance in 2004, the Bank's consolidated net income was Baht 15,340 million, increasing by Baht 584 million, or 3.96 percent, over 2003. The increase was mainly attributed to a rise in net income from interest and dividends of Baht 6,392 million. However, non-interest income showed a decline of Baht 1,598 million, while non-interest expense rose by Baht 2,840 million. In addition, the sum of reversals of bad debts and doubtful accounts and losses on debt restructuring increased by Baht 1,325 million.

On the financial front, as of December 31, 2004, the Bank's total consolidated assets showed an increase of Baht 3,267 million over the end of 2003, due mainly to loan growth. The Bank's consolidated outstanding loans stood at Baht 592,588 million at the end of 2004, increasing by Baht 44,671 million, or 8.15 percent, over the end of 2003. Meanwhile, non-performing loans of the Bank and its asset management companies totaled Baht 72,809 million, accounting for 12.30 percent of total outstanding credit, including that of financial institutions, decreasing from 16.85 percent at the end of 2003. As for total consolidated liabilities, they were reported at Baht 757,886 million, decreasing by Baht 11,285 million, following a decline in long-term borrowing. The Bank's consolidated deposits, however, showed an increase of Baht 20,624 million, or 3.01 percent, over the end of 2003, to Baht 705,570 million. Total consolidated shareholders' equity showed a year-on-year increase of Baht 14,552 million, due to the Bank's profits in 2004. Meanwhile, the capital adequacy ratio of the Bank and its AMCs equaled 13.13 percent at the end of 2004, with Tier-1 capital accounting for 7.98 percent of total consolidated capital base.

In the matter of operations among the three Business Groups, the Corporate Business Group achieved accelerating loan growth in 2004, despite external volatility and intense competition throughout the year. As of December 31, 2004, the Corporate Business Group's total loans rose by 26.71 percent over the end of 2003. This increase was seen in all customer segments, with loans of the corporate banking, business banking, and multi-corporate banking segments increasing by 32.08, 25.39, and 21.47 percent over the end of 2003, respectively.

For the Retail Business Group, work proceeded on the development of services, products, and sales channels, as well as in the organizing of various marketing campaigns. This led to expansion in the customer base and increased transaction volume, such as those conducted through the Bank's e-Internet Banking and e-Cash Deposit machines, which surged by 139.41 percent and 54.93 percent over 2003, respectively. As of December 31, 2004, the Retail Business Group's total outstanding

* For the annual report, this section is shown in the "Management Report" section.

loans rose by 23.51 percent over the end of 2003, owing to increases in all loan products. To enhance the quality and efficiency of services, the Credit Management and Administration System (CMAS) has been implemented for sales management, loan approval management, and collection on consumer loans.

To handle volatile rates of return and the changing business environment, the Treasury Group has developed products that yield higher returns, such as structured products, and offered derivative instruments to customers as well, in cooperation with the Corporate Business Group. However, in 2004, the Group's income declined by 17.96 percent from 2003, due to a downward trend in the Bank's liquidity, following loan extension, and a decrease in gains on investments in fixed-income securities, following higher yields in the secondary debt market.

For risk management, credit and operational risk management have been continually improved. To enhance the efficiency of market risk management, the Bank has developed a new system to comply with the Bank of Thailand's new regulations regarding capital adequacy for market risk in trading activities, which will be implemented in 2005. Meanwhile, a variety of funding structures was utilized to foster liquidity management. Besides this, the Value-based Management (VBM) system, which uses the principle of Risk-adjusted Return on Capital (RAROC) and Economic Profit, was employed on the Corporate Business Group and the Retail Business Group to increase the efficiency of capital adequacy management.

Throughout 2004, the Bank continued with the implementation of the PRO (Performance Reward Opportunity) project, focusing on retaining existing staff and attracting new employees. In addition, the Bank has completed improvements in operational systems to facilitate credit support and operations, including the Document Management System (DMS) and the Document & Collateral Control System (DCS).

The Bank has been widely acknowledged for our accomplishments in operations and a firm stance in improving good corporate governance. During 2004, the Bank received upgrades in our credit ratings from leading rating agencies and was honored with several awards, including the "Best Performance", the "Best Corporate Governance Report", and the "Best Investor Relations" awards at the "SET AWARDS 2004" ceremony. Other outstanding awards were the "Best Bank" award from the Euromoney magazine and "The Banker Awards 2004" from "The Banker" magazine for being the best bank in Thailand.

Content



1. Overview

1.1 Economic Overview and Regulatory Changes

❑ Thailand's Economy in 2004 and 2005

Despite all the negative factors such as the bird flu epidemic, the unrest in the Southern border provinces, and fluctuations in oil prices, the Thai economy was able to sustain a satisfactory growth rate of around 6.2 percent in 2004. In fact, over the past year, Thailand's economic growth enjoyed support from a strong export performance and investment expansion, both in the public and private sectors.

As for 2005, we expect Thai economic growth to cool down to 5.0-5.5 percent due to several adverse developments, including a likely slowdown in export growth from 2004, in tandem with global and regional growth, while tourism income will likely be affected by the Tsunami disaster. In addition, growth in private consumption is likely to ease on the back of an expected rise in diesel retail prices, cooling farm income, and an upward trend in domestic interest rates.

Thailand's Economic Growth

Unit: Year-on-year percentage change, or otherwise indicated	**2004**	**2005**
Private Consumption	**5.7%**	**4.0%**
Government Consumption	**6.3%**	**6.0%**
Investment	**13.6%**	**14.3%**
Public	*8.4%*	*19.6%*
Private	*15.5%*	*12.5%*
Exports	**23.0%**	**12.0%**
Imports	**27.0%**	**15.0%**
Trade Balance (in USD millions)	1,682	-948
Current Account (in USD millions)	7,289	4,101
Headline CPI Inflation	**2.7%**	**3.0%**
Average Baht/USD	**40.2**	**38.5**
Thailand's GDP Growth	**6.2%**	**5.0-5.5%**

Source: Kasikorn Research Center

Still, we do not think that domestic commercial bank loan extension and other operations will be affected much by the economic slowdown. This is because Thailand's economic health can still be regarded as strong, thanks to various



government measures, projects and continuing demand for investment by the private sector. The ongoing expansion of investment by both the public and private sectors, however, could result in a substantial decline in the system's liquidity, which might trigger broad-based interest rises this year.

❑ Regulatory Changes[1]

- **Financial Sector Master Plan**

On January 6, 2004, the Cabinet approved in principle the Financial Sector Master Plan as proposed by the Ministry of Finance and the Bank of Thailand. The new plan deals with structures for Thai and foreign financial institutions where financial institutions meeting the qualifications of the BoT may be permitted to upgrade themselves to full commercial banks, or retail banks. Further, local branches of foreign banks, with the approval of the BoT, may be upgraded to foreign-subsidiary banks. In addition, if a financial conglomerate has different types of financial institutions within the same group, it will have to undertake reorganizations in order to comply with the BoT's "One Presence" policy. Other measures under the plan include improvement in rules and regulations on consolidated supervision and establishment of guidelines to improve community financial organizations' operations to promote nationwide accessibility of financial services to customers. Additionally, consumer protection mechanisms to ensure fairness to all customers are included. Further specific details on these developments will be released in future government notices including the financial institutions act.

In the latest developments, on December 30, 2004, the Minister of Finance approved the establishment of nine new banks, including three full commercial banks, four retail banks, one foreign subsidiary bank, and one full branch of a foreign bank. It is expected that these newly approved banks, as well as other newcomers, will heighten the competition in our industry.

- **Measures for the Control of Credit Card Business**

On March 26, 2004, the Bank of Thailand issued directive BOT.FPG.(21) C.47/2004, concerning rules, procedures, and conditions on bank credit card business, dated March 23, 2004, and published in the Government Gazette, Vol. 121, Special Section 35 (d), dated March 25, 2004, effective April 1, 2004. This directive issued clearer and stricter definitions for main and supplementary cards as well as qualifications of cardholders. It also places limitations on banks in making contacts with new and current cardholders, concerning credit card service or other credit instrument offering, by instructing that the contacts must be made within established hours and guidelines. The directive also states that the size of credit line limits offered to cardholders by financial institutions shall not exceed five times the average monthly income of the cardholder or amount of cashflow through a cardholder's deposit account. Further, the minimum monthly installment shall be 10 percent of the outstanding balance, rather than the previously permitted 5 percent. In addition, banks are instructed to cancel the credit card of any cardholder, who is over three months' remiss in paying an installment on their card. This rule has already been included in the Bank's policy. Finally, transfers of credit card balances to other cards or other

[1] The details of other regulatory changes in 2004 can be obtained from the MD&A reports for the quarter ending March 31, 2004, June 30, 2004, and September 31, 2004.



types of credit accounts shall be permitted only if the certain prerequisites set by the BoT are met.

The Bank regards the changes as positive and in the best interest of both credit card issuers and holders. In 2004, the Bank's credit card business expanded considerably in line with the economy.

- **Additional Amendments to Criminal Justice on Electronic Card Usage**

On October 12, 2004, the bill to make additional amendments to the Electronic Transactions Act (No.17), 2004, was published in the Government Gazette, No. 121, Special Section 65 (a), and came into effect as of October 22, 2004. This law is primarily intended to improve upon legal remedies in the improper usage of electronic cards, such as credit cards, debit cards, ATM cards, etc., wherein it has established more clearly the extent of offenses and penalties in relation to damage to the economy, as a whole. It has expanded upon such offenses as the counterfeiting of such electronic cards, and the unauthorized possession or use of another person's card(s). The new law also features heavier penalties for such criminal acts.

It is expected that these amendments will help reduce fraudulent use of electronic cards, especially credit and ATM cards, and will increase Bank customer confidence in their use.

- **Hire Purchase, Leasing, and Factoring Businesses**

On October 6, 2004, the Bank of Thailand issued directive BOT.FPG.(11) C.25/2004, in the matter of permitting commercial banks to engage in hire purchase and leasing business, and directive BOT.FPG.(12)C.26/2004, concerning permission for commercial banks to conduct factoring business. Both laws were published in the Government Gazette, General Edition, No. 121, Special Section 108 (d), dated September 29, 2004, and came into effect as of September 30, 2004. Significant aspects of these laws include permission for commercial banks to engage in hire purchase, leasing, and factoring transactions. In any case, commercial banks shall have to thoroughly prepare themselves with operational systems, personnel, and other conditions required by the BoT.

The announcement of these new laws is in support of expanded banking business operations. Subsidiary Kasikorn Leasing Co., Ltd. was founded to focus on hire purchase and leasing business. As for factoring, the Bank has already been in this business since 2002, undertaken by our subsidiary Kasikorn Factoring Co., Ltd., which is now the country's leading factoring firm.

1.2 Direction of Business Operations

❑ KASIKORNBANK in 2004 and Outlook in 2005

In 2004, to enhance competitiveness and provide a full range of financial services, KASIKORNBANK has expanded our business scope to other financial services, such as securities, hire purchase, and leasing businesses.




Commercial Loans
Factoring
Consumer Loans & Credit Cards
Deposits & Deposits Related
Hire Purchase & Leasing
Full-range Financial Service Provider
Investment Banking (e.g. Securities & Corporate Finance)
Trade Finance
Asset Management
Cash Management
Treasury (e.g. FX & Derivatives)
Bancassurance
Others

For securities business, the Extraordinary Meeting of Shareholders no.1/2004 passed a resolution to allow the Bank to acquire 99.91 percent of issued share capital of the Asset Plus Securities Pcl. The Bank registered a name change of this company to the Kasikorn Securities Pcl. on December 24, 2004.

The Board of Directors, in its meeting no. 13/2004 on October 28, 2004, approved the extension of the Bank's business to hire purchase and leasing businesses. A resolution was passed to found the Kasikorn Leasing Co. Ltd., of which 99.99 percent of issued share capital is owned by the Bank, with authorized share capital amounting to Baht 60 million. On December 24, 2004, the Bank registered this company and paid up all of its issued share capital.

In addition, to achieve our goals with efficiency and effectiveness, the Bank continues to improve business operations by using the Balanced Scorecard concept as a tool. The Bank also pursues and closely monitors the strategic programs, as follows:

Program 1: Customer Relationship Management (CRM) Development Program

The Bank has improved sales and service channels to promote greater efficiency and effectiveness in sales and service activities to meet customers' various needs. In 2004, the Bank implemented a Customer Relationship Management system to help monitor sales activity, and focused on creating KASIKORN brand to ensure the consistency of service quality across all channels.

Program 2: Credit Transformation (CT) Program

The Bank has improved credit structure and credit approval processes in Bangkok and the Metropolitan region, and developed standards for credit approval. In 2004, loan origination and debt collection systems were implemented.

Program 3: Fee-based Business Development (FBD) Program

To boost the Bank's fee-based income and increase our market share, the Bank has developed the Trade Finance Project, the Electronic Delivery System, and the



Cash Management Project. In 2004, international trade processing centers were established to handle all trade finance operations, thereby allowing international trade processing service centers to conduct their business more effectively. The Bank also enhanced cash connect system features to facilitate customers' financial transactions via computer systems.

Program 4: E-Approach Development (EAD) Project

In 2004, the Bank's web-site www.kasikornbank.com has been continually improved to provide broader categories of information and better service to all.

Program 5: Centralized Back Office (CBO) Reconfiguration Program

The Bank has completed the centralization of back office operations for all branches in Bangkok and the Metropolitan region in 2002, and will continuously improve this centralization process to enhance efficiency and allow branches to fully focus on services and sales.

Program 6: IT Infrastructure Development (ITD) Program

Great emphasis has been placed on the continuing development of our IT infrastructure and a secure database to meet changing requirements. The Bank is in the process of preparing for the change in the 'core banking system', related mostly to deposit and loan transactions, in the future.

Program 7: Value-Based Management (VBM) Program

In 2004, the Bank has continued to use the Balanced Scorecard concept as a management tool to achieve our visions and goals. The Profitability Analysis (PA) system has also been improved continually.

Program 8: Human Resources Management Development (HRMD) Program

In 2004, work on the improvements in human resources management proceeded, including performance management, reward systems, and career development to attract and retain high-caliber personnel, and to provide them with better opportunities to fully utilize their potential.

❑ Corporate Governance[2]

The Bank has focused on good corporate governance aimed at creating value to all stakeholders, ranging from customers, shareholders, employees, and to the Kingdom. To be in line with good corporate governance practices of the Securities Exchange of Thailand and the Bank of Thailand, as well as world-class standards, guidelines for good corporate governance practices were developed, and are being regularly monitored and revised. In 2004, to further promote good corporate governance practices and management, the Bank

- Revised guidelines for good corporate governance practices.

---

[2] The details of good corporate governance and the Bank's charitable projects during 2004 can be obtained from the annual report.

- Revised regulations for the Board of Directors and every Sub-committee.
- Conducted self-performance evaluations of the Board of Directors and four Sub-committees, consisting of the Audit Committee, the Corporate Governance Committee, the Risk Management Committee, and the Human Resources and Remuneration Committee.
- Trained employees in good corporate governance concepts through the Bank's internal communication channels and training programs, in order to foster better understanding and awareness of the Bank's Code of Business Conduct.
- Posted the Bank's guidelines for good corporate governance at all branches.

Following our efforts to promote good corporate governance practices, in 2004, the Bank received several awards for good corporate governance from various institutions, as follows:



1. "Best Bank in Thailand" award from the Finance Asia magazine, cited in the July 2004 issue.
2. "Best Performance", "Best Corporate Governance Report", and "Best Investor Relations" awards at the "SET AWARDS 2004" ceremony, held by the Stock Exchange of Thailand (SET) and Money and Banking magazine.
3. "Best Bank" award from the Euromoney magazine, announced in the August 2004 issue.
4. "Operational Excellence in Retail Financial Services" award from the Asian Banker magazine, cited in the August 2004 issue.
5. "The Banker Awards 2004" for being the best bank in Thailand from "The Banker" magazine, cited in the September 2004 issue.
6. "Bank of the Year 2004" award from the Money and Banking magazine, announced in the October 2004 issue. This was the Bank's third straight winning of this award.



7. "Thailand Corporate Excellence Awards 2003" for having excellent leadership vision and financial management, from the Thailand Management Association (TMA).
8. A citation plaque for cooperation in, and the support of, operations of the Anti-Money Laundering Office.
9. "Best IR by a Thai Company 2004" award from the IR magazine, announced on November 4, 2004. This was the Bank's second straight winning of this award.



2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

Operating Performance

(Million Baht)

	2004	2003	Changes	
			Million Baht	%
Income from interest and dividends	32,999	32,786	213	0.65
Interest expense	7,033	13,212	(6,179)	(46.77)
Net income from interest and dividends	25,966	19,574	6,392	32.66
Reversals on bad debts and doubtful accounts	(6,959)	(12,826)	5,867	45.74
Loss on debt restructuring	8,919	13,461	(4,542)	(33.74)
Normalized provisions	800	800	0	0.00
Non-interest income	12,095	13,693	(1,598)	(11.67)
Non-interest expense	19,793	16,953	2,840	16.75
Income tax expense	116	94	22	23.40
Minority interests in net income	(52)	(29)	(23)	(79.31)
Net Income	15,340	14,756	584	3.96

In 2004, the Bank's consolidated net income totaled Baht 15,340 million, increasing by Baht 584 million, or 3.96 percent, over 2003. The rise was due mainly to an increase in net income from interest and dividends of Baht 6,392 million, following a decrease in interest expense, resulting from the redemption of Subordinated Debentures Cum Preferred Shares No. 1 of Baht 19,967 million and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 of Baht 20,000 million, carrying a 22.296175% interest rate, on January 12, 2004. Meanwhile, deposit costs showed a decrease from those in 2003 and interest income rose, in line with loan extension. However, non-interest income showed a decline of Baht 1,598 million, while non-interest expense rose by Baht 2,840 million. In addition, the sum of reversals of bad debts and doubtful accounts and losses on debt restructuring increased by Baht 1,325 million.

Income Structure

(Million Baht)

	2004		2003	
	Million Baht	%	Million Baht	%
Interest and dividend income				
1. Loans	27,712	61.45	26,121	56.20
1.1 Loans	13,583	30.12	13,530	29.11
1.2 Overdrafts	8,535	18.93	7,821	16.83
1.3 Bills	5,594	12.40	4,770	10.26
2. Interbank and money market items	1,527	3.39	2,250	4.84
2.1 Deposits	1,123	2.49	1,661	3.57
2.2 Loans	23	0.05	23	0.05
2.3 Securities purchased under resale agreements	381	0.84	566	1.22
3. Investments	3,760	8.34	4,415	9.50
Total interest and dividend income	32,999	73.18	32,786	70.54
Non-interest income				
1. Fee and service income				
1.1 Acceptances, avals, and guarantees	577	1.28	598	1.29
1.2 Others	7,531	16.70	6,471	13.92
2. Gains on exchange	1,806	4.00	1,822	3.92
3. Other income	2,181	4.84	4,802	10.33
Total non-interest income	12,095	26.82	13,693	29.46
Total income	**45,094**	**100.00**	**46,479**	**100.00**

❑ Net Income from Interest and Dividends

In 2004, the Bank's consolidated net income from interest and dividends was Baht 25,966 million, increasing by Baht 6,392 million, or 32.66 percent, over 2003. This was due mainly to a drop in interest expense of Baht 6,179 million, following a decrease in interest expense from long-term borrowing totaling Baht 3,982 million, resulting from the aforementioned redemption of debentures. Also contributing to decreased interest expense was a drop in interest expense from deposits totaling Baht 2,199 million, due to a decline in deposit costs. Further boosting net income from interest and dividends was a rise in interest income from loan extension.

Provisions for Allowance for Doubtful Accounts

From the third quarter of 2003 onward, the Bank has set aside an allowance for doubtful accounts on normal loans at 1 percent of the net increment in normal loans. As a result, in 2004, the Bank incurred loan loss expense of Baht 665 million, due to an increase in normal loans of Baht 66,447 million over that of the end of 2003.

Regarding normalized provisions, the Bank has targeted normalized provisioning of 0.50 percent of total loans for both performing and non-performing loans. Normalized provisioning has been gradually accumulated on a quarterly basis starting from the second quarter of 2002. At the end of 2004, the Bank had accumulated normalized provisioning of Baht 2,400 million.

Non-interest Income

In 2004, the Bank's consolidated non-interest income was Baht 12,095 million, decreasing by Baht 1,598 million, or 11.67 percent, from 2003. This was due largely to a reduction in gains on reclassification of investments totaling Baht 3,147 million, resulting from comparison to a high base in the second quarter of 2003, when the Bank's AMCs were instructed by the BoT to immediately recognize the difference between book and fair value of their transferred restructured loans all at once. In addition, there were fewer transferals of restructured loans, of which the fair value was less than their book value, resulting in a loss in 2004.

Helping to limit the drop in non-interest income was a rise in fee and service income totaling Baht 1,039 million, achieved mainly from loans, cash management, credit card, and ATM businesses. Gains on investments also showed an increase of Baht 638 million, due to sales of investments in firms not directly related to the Bank's main business.

Non-interest Expense

The Bank's consolidated non-interest expense in 2004 was Baht 19,793 million, increasing by a total of Baht 2,840 million, or 16.75 percent, over 2003. This was due mainly to a rise in personnel expense of Baht 1,317 million, following the Bank's annual pay raise and provisions for bonus and staff retirement fund, as well as increased employment.

Also contributing to an increase in non-interest expense was increased fee and service expense totaling Baht 416 million, resulting mainly from credit card fees, consulting fees paid for the Bank's Information Technology (IT) program, and legal fees. Meanwhile, other expenses rose by Baht 325 million, due to an increase in marketing costs, which was in line with increased business, and charity projects. In addition, losses on impairment of consolidated foreclosed properties showed an increase of Baht 276 million, due to the purchase of auctioned assets.



2.2 Financial Position Analysis

Financial Position

(Million Baht)

	Dec 31, 2004	Dec 31, 2003	Changes	
			Million Baht	Percentage change
Assets	824,552	821,285	3,267	0.40
Liabilities and Shareholders' Equity				
- Total liabilities	757,886	769,171	(11,285)	(1.47)
- Total shareholders' equity	66,666	52,114	14,552	27.92
Total Liabilities and Shareholders' Equity	**824,552**	**821,285**	**3,267**	**0.40**

❑ **Assets**

As of the end of 2004, the Bank's total consolidated assets were Baht 824,552 million, increasing by Baht 3,267 million, or 0.40 percent, over the end of 2003. The items having significant changes are as follows:

- Loans, as of December 31, 2004, were at Baht 592,588 million, rising by Baht 44,671 million, or 8.15 percent, over the end of 2003. The increase in loans was mostly attributed to increased medium corporate and retail business lending. However, loans of subsidiary companies decreased by Baht 9,571 million, due to loan repayments and write-offs of bad loans. Meanwhile, the Bank's total consolidated write-offs of bad loans from debt restructuring and legal liquidations totaled Baht 14,718 million.
- As of the end of 2004, the Bank's allowances for doubtful accounts stood at Baht 39,068 million, decreasing by Baht 20,200 million, or 34.08 percent, from the end of 2003. The decrease was due to write-offs of bad loans in accordance with BoT regulations.
- Interbank and money market items, as of December 31, 2004, totaled Baht 76,250 million, decreasing by Baht 28,672 million, or 27.33 percent, from the end of 2003, as part of the Bank's term-deposits abroad became due. Additionally, the stronger Baht toward the end of 2004 has lowered the value of the Bank's foreign-currency denominated deposits. However, the Bank has already hedged this exchange rate risk, which was included in the derivatives contract revaluation item on the asset side. Loan extension during the second half of 2004 also contributed to a decrease in these liquid assets.
- Net investments, as of December 31, 2004, stood at Baht 110,135 million, decreasing by Baht 25,116 million, or 18.57 percent, from the end of 2003, following a decline in investments in securities and loan extension.
- Securities purchased under resale agreements, as of the end of December 2004, totaled Baht 19,040 million, decreasing by Baht 12,670 million, or 39.96 percent, from the end of 2003, as loan extension led to lower liquidity.



❑ Liabilities and Shareholders' Equity

Total consolidated liabilities of the Bank, as of December 31, 2004, were Baht 757,886 million, decreasing by Baht 11,285 million, or 1.47 percent, from the end of 2003. Consolidated liabilities that changed significantly are as follows:

- Deposits, as of December 31, 2004, were Baht 705,570 million, rising by Baht 20,624 million, or 3.01 percent, over the end of 2003. The increase in deposits was mainly in savings accounts. There was a change in the Bank's deposit structure, with current and savings accounts accounting for 5.39 and 54.49 percent of the total deposits, respectively, increasing from 5.26 and 49.62 percent at the end of 2003, respectively. Meanwhile, fixed accounts accounted for 40.12 percent of the total deposits, dropping from 45.12 percent in 2003. If including deposits of financial institutions, as of the end of December 2004, the Bank's deposits stood at Baht 711,028 million, rising by Baht 19,448 million, or 2.81 percent, over the end of 2003.
- Borrowing, as of December 31, 2004, totaled Baht 23,611 million, decreasing by Baht 36,231 million, or 60.54 percent, from the end of 2003. Borrowing that changed significantly are as follows:
  - Short-term borrowing increased by Baht 3,843 million, as the Bank issued short-term debentures as part of our Short-term Debenture Project 1/2004 No. 1-7, with a maturity of less than or equal to 270 days. The debentures are name registered, unsecured, non-subordinated, unconvertible, and without debenture holder representatives. The Bank's objective in this IPO was to promote greater flexibility and variety of funding structure management, as well as to provide more alternatives in investments for the public and/or the Bank's depositors.
  - Long-term borrowing declined by Baht 40,074 million, due to the redemption of Subordinated Debentures Cum Preferred Shares No. 1 of Baht 19,967 million and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 of Baht 20,000 million on January 12, 2004.

As of December 31, 2004, total consolidated shareholders' equity was Baht 66,666 million, increasing by Baht 14,552 million, or 27.92 percent, over the end of 2003, due to the Bank's profits in 2004 and changes in shareholders' equity as follows:

- In 2004, the Bank registered an increase in paid-up capital by 9,559,120 shares, at a par value of Baht 10 each, totaling Baht 95,591,200 million, following the exercise of warrants offered to non-director employees.
- The Bank converted Class A preferred shares to 547,345 ordinary shares, following the redemption of Subordinated Debentures Cum Preferred Shares No. 1 on January 12, 2004.
- The General Meeting of Shareholders No. 92 passed a resolution to transfer other reserves, legal reserves, premiums on expired warrants, and premiums on ordinary shares amounting to Baht 26,675 million, 800 million, 5,520 million, and 32,153 million, respectively, to compensate for the Bank's retained losses of Baht 65,148 million, effective on January 1, 2004. However, this retained loss compensation will have no effect on the value of total shareholders' equity or the Bank's capital.



❑ Relationship Between Sources and Uses of Funds

As of December 31, 2004, the funding structure as shown in the Consolidated Financial Statement comprised Baht 757,886 million in liabilities and Baht 66,666 million in shareholders' equity, resulting in a debt-to-equity ratio of 11.37. The major source of funds on the liabilities side was deposits, which accounted for 85.57 percent of the total. Other sources of funds included interbank and money market items and borrowing, which accounted for 1.40 percent and 2.86 percent of the total, respectively.

The Bank and its subsidiaries' major use of funds was loans. As of December 31, 2004, loans amounted to Baht 592,588 million, resulting in a loan-to-deposit ratio of 83.99 percent. For the remaining liquidity, the Bank has invested in various liquid assets such as interbank and money market items, securities purchased under resale agreements, and investments in securities.

The major sources and uses of funds as of the end of December 2004 are categorized by contractual maturity periods in the following table:

The Bank and its subsidiaries' major sources and uses of funds

(Million Baht)

	Deposits				Loans			
Period	**2004**	**%**	**2003**	**%**	**2004**	**%**	**2003**	**%**
≤ 1 year	699,457	99.13	676,843	98.82	373,259	62.99	357,154	65.18
> 1 year	6,113	0.87	6,113	1.18	219,330	37.01	190,764	34.82
Total	**705,570**	**100.00**	**684,946**	**100.00**	**592,589**	**100.00**	**547,918**	**100.00**

Note: Details of deposits and loans appear in the item, "Liquidity Risk Management" in the Analysis of Remaining Maturity of Assets and Liabilities.

The Bank and its subsidiaries' deposits with remaining maturity of less than or equal to 1 year at the end of December 2004 totaled Baht 699,457 million, rising by Baht 22,614 million, or 3.34 percent, over Baht 676,843 million at the end of 2003. Deposits with remaining maturity of over 1 year at the end of December 2004 were Baht 6,113 million, dropping by Baht 1,990 million, or 24.56 percent, from Baht 8,103 million at the end of 2003.

At the end of December 2004, the Bank and its subsidiaries had loans with remaining maturity of less than or equal to 1 year totaling Baht 373,259 million, rising by Baht 16,105 million, or 4.51 percent, over Baht 357,154 million at the end of 2003. Loans with remaining maturity of over 1 year amounted to Baht 219,330 million, increasing by Baht 28,566 million, or 14.97 percent, over Baht 190,764 million at the end of 2003.

From the above table, it can be seen that as of December 31, 2004, deposits with remaining maturity of less than or equal to 1 year were higher than loans with remaining maturity of less than or equal to 1 year. This is considered normal for commercial banks in Thailand, as they normally fund their lending or investments in long-term assets from short-term liabilities. However, since most deposits are renewed when their maturity comes due, it is likely that they will remain with the



Bank longer than their stated contractual maturity, thereby helping to support funds for the Bank's lending. To increase flexibility and variety of funding structures, as well as enhance investment alternatives for the public and the Bank's depositors, in November 2004, the Bank issued short-term debentures totaling Baht 3,843 million as part of our Short-term Debenture Project 1/2004 No.1-7, with a maturity of less than or equal to 270 days.

❑ Investments

The Bank and its subsidiaries' investments in securities consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiaries and associated companies. A review of investments is carried out when there is a factor indicating that an investment might have become impaired. Investments in securities, classified by type of investments, as of the end of December 2004 are shown below:

(Million Baht)

Type of Investments	Dec 31, 2004	%	Dec 31, 2003	%
Debt Instruments	**104,402**	**94.79**	**127,870**	**94.54**
Government and State Enterprise Securities				
• Trading Investments	1,315	1.19	806	0.60
• Available-for-sale Investments	36,194	32.86	69,260	51.21
• Held-to-maturity Investments	26,000	23.61	26,140	19.33
Private Enterprise Debt Instruments				
• Trading Investments	-	-	369	0.27
• Available-for-sale Investments	2,821	2.56	4,157	3.07
• Held-to-maturity Investments	278	0.25	864	0.64
Foreign Debt Instruments				
• Available-for-sale Investments	24,182	21.96	17,401	12.86
• Held-to-maturity Investments	13,612	12.36	8,873	6.56
Equity Securities	**5,733**	**5.21**	**7,381**	**5.46**
Available-for-sale Investments	1,766	1.61	1,499	1.11
General Investments	3,504	3.18	5,362	3.96
Investments in Subsidiary and Associated Companies	463	0.42	520	0.39
Total Investments – Net	**110,135**	**100.00**	**135,251**	**100.00**

❑ Liquidity

Cash and cash equivalents, according to the Bank's consolidated financial statement at the end of December 2004 totaled Baht 13,536 million, decreasing by Baht 5,163 million from the end of 2003, due to the following activities:

- Net cash from operating activities totaled Baht 12,029 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (on the asset side) decreased by Baht 30,015 million, while securities purchased under resale agreements declined by Baht 12,670 million. At the same time, loans and deposits showed increases of Baht 70,555 million and 20,624 million, respectively.
- Net cash from investment activities was Baht 18,739 million. This amount comprises cash received from the disposal of available-for-sale investments, totaling Baht 118,414 million, redemption of debt instruments

held to maturity of Baht 15,449 million, cash payments for available-for-sale investments of Baht 92,522 million, and cash payments for debt instruments held to maturity of Baht 20,994 million.

- Net cash used in financial activities totaled Baht 35,931 million.

❑ Capital Expenditures

To enhance service efficiency, in 2004, the Bank's capital expenditures were primarily for information technology (IT), totaling Baht 1,424 million. Capital expenditures in other fixed assets were Baht 363 million.

2.3 Capital Requirements and Credit Ratings

❑ Capital Funds

As of December 31, 2004, the Bank and its subsidiaries had a capital base of Baht 80,211 million, comprising Tier-1 capital totaling Baht 48,776 million, and Tier-2 capital totaling Baht 31,435 million. The capital adequacy ratio of the Bank and its asset management companies, Phethai and Ploy AMCs, equaled 13.13 percent, decreasing by 0.38 percent from September 30, 2004, due to an increase in risk assets, following loan extension and a decrease in total allowances. Compared to the end of December 2003, the ratio dropped by 4.35 percent, due partly to the redemption of Subordinated Debentures Cum Preferred Shares No. 1 and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2. Despite such drop, the capital adequacy ratio of the Bank and its AMCs remained significantly above the Bank of Thailand's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank and its AMCs follow:

Capital Adequacy Ratios*

	Dec 31, 2004	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2003
Tier-1 Capital	7.98%**	8.29%	7.23%	6.81%	10.46%
Tier-2 Capital	5.14%	5.23%	5.41%	5.30%	7.02%
Total Capital Requirements	**13.13%****	**13.51%**	**12.65%**	**12.11%**	**17.48%**

Note: * These ratios do not include the net profits of each accounting period. According to BoT regulations, the first period's net profits shall be included in capital, after approval by the Bank's Board of Directors. The second period's net profits shall be included in capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Not including the second period's net profits, as of December 31, 2004. Should the second period's net profits, as of December 31, 2004, be included, the capital adequacy ratio of Tier-1 capital and of total capital requirements would be equal to 9.27 percent and 14.41 percent, respectively.



❑ Maintenance of Ratios

The Bank maintains liquid assets, on average, at least 6.00 percent of deposits and borrowing, in compliance with BoT regulations. As of December 31, 2004, the Bank had cash and deposits at the Bank of Thailand, including eligible securities, totaling Baht 80,655 million.

❑ Credit Ratings

In 2004, the Bank's credit rating was upgraded twice by leading rating agencies, the first time in the second quarter and the second time in the fourth quarter. During the second quarter, Standard & Poor's upgraded its credit rating on the Bank's long-term debt and long-term subordinated debt to BB+ from BB, and to BB- from B+, respectively. At the same time, Fitch Ratings raised its international credit rating on the Bank's long-term debt and long-term subordinated debt to BBB from BBB-, and to BBB- from BB+, respectively. Individual rating was upgraded to C/D from D. This agency also raised its domestic credit rating on the Bank's long-term debt and long-term subordinated debt to AA(tha) from AA-(tha), and to AA-(tha) from A+(tha), respectively.

For the fourth quarter, Moody's Investors Services upgraded its outlook for Bank Financial Strength Rating (BFSR) to "positive" from "stable". Meanwhile, the Bank's credit rating given by Standard & Poor's and Fitch Ratings remained unchanged from the end of September 2004. Details are shown in the following table.



Credit Ratings Agency	December 31, 2004	December 31, 2003
Moody's Investors Services ***		
Long-term - Debt	n.a.*	n.a. *
- Subordinated Debt	Baa2	Baa2
- Deposit	Baa1 **	Baa1**
Short-term - Debt/Deposit	P-2	P-2
Outlook	Stable	Stable
Bank Financial Strength Rating (BFSR)	D	D
Outlook for BFSR	Positive	Stable
Standard & Poor's ***		
Long-term - Debt	BB+	BB
- Subordinated Debt	BB-	B+
Short-term - Debt/Deposit	B	B
Outlook	Positive	Positive
Fitch Ratings ***		
International credit ratings		
Long-term - Debt	BBB	BBB-
- Subordinated Debt	BBB-	BB+
Individual	C/D	D
Support	2	2
Short-term - Debt/Deposit	F3	F3
Outlook	Stable	Stable
National credit ratings		
Long-term - Debt	AA(tha)	AA-(tha)
- Subordinated Debt	AA-(tha)	A+(tha)
Short-term - Debt/Deposit	F1+(tha)	F1+(tha)
Outlook	Stable	Stable

Remarks * Moody's Investor Services does not assign ratings to the Bank's long-term debt.

** Long-term deposit is rated only by Moody's Investor Services.

*** The investment grade of long-term credit ratings for Moody's Investors Services, Standard & Poor's, and Fitch Ratings are from Baa3, from BBB- and from BBB- respectively. For short-term credit ratings, the investment grade for these three agencies is from P-3, A-3, and F3, respectively.

3. Operations of Business Groups

3.1 Business Overview

KASIKORNBANK's businesses are divided into three main groups: the Corporate Business Group, the Retail Business Group, and the Treasury Group. In the year 2004, although various environmental factors affected banking business in general, the business groups managed to continue with the Bank's strategies, guidelines, targets and goals, doing well while absorbing adverse situations and changes. Aside from this, the Bank continued to expedite continuous development in many systems to improve operational capabilities and competitiveness, as well as to adapt to the Bank of Thailand's Financial Sector Master Plan.

3.2 Corporate Business Group

The Corporate Business Group provides services to customers with sales volumes over Baht 50 million per annum. The main products of the group include domestic credit products, letters of indemnity-borrowing, trade finance, corporate finance, foreign exchange services, cash management services, and securities services. Bearing in mind benefit to our customers as of utmost importance, products and services are offered to match the needs of varying business sectors, which are categorized into three segments - large corporate, or "multi-corporate banking"; medium corporate, or "corporate banking"; and small corporate, or "business banking" - segments.

In 2004, operations of the Corporate Business Group could be summarized with the following:

❑ Customer Segment

- **Multi-Corporate Banking Segment**

Overview

This unit provides sophisticated financial products and services for multi-corporate and investment project customers. The main products are capital financing services, which include end-to-end financial offerings such as loan arrangement services, financial consulting, and debt instrument underwriting. Other financial services include advisories, cash management, and foreign exchange services.

Changes in the Operating Environment and Business Operations

Amid external volatility and intense competition throughout 2004, the Bank's credit extension remained above targets, especially in loans to large state enterprises and large corporate businesses. Growth in fee-based income also increased significantly above targets, from products such as derivatives, syndicated loans, consulting services, underwriting services, and letters of indemnity-borrowing, as well as increased trade finance transactions.



- **Corporate Banking Segment**

Overview

Customers in this segment are medium-sized corporate entities with sales volumes between Baht 400 – 5,000 million per annum, for which the Bank has devised specialized services such as capital financing services with a complete range of services, including working capital financing, capital expenditure loans, project finance loans, and trade finance. Other financial services are cash management, foreign exchange, and financial consulting services.

Changes in the Operating Environment and Business Operations

In 2004, the Corporate Banking Segment achieved interest income above targets, due mainly to increased loan extension, especially in trade finance amid an environment of expanding imports and exports. This was also true for fee-based income, which increased steadily from products such as trade finance, letters of indemnity-borrowing, and foreign exchange. As for cash management services, the Bank has been quite successful in gaining new customers in several industries, such as in the construction materials, electronics, auto parts, and petrochemical industries.

- **Business Banking Segment**

Overview

Customers in this segment are corporate entities with sales volumes between Baht 50-400 million per annum. Corporate Relationship Managers deliver a full range of products that meet customers' varying needs, such as domestic credit, trade finance, and cash management products.

Changes in the Operating Environment and Business Operations

Despite strong interest rate competition in 2004, the Bank was able to maintain our interest rate spread in loans extended to customers in this segment, and successful in enlarging our customer base above targets. These customers typically use such credit facilities as domestic credit products, letters of indemnity-borrowing, trade finance, and cash management services. In 2005, the Bank will continue to focus on increasing fee-based income, especially from trade finance products and cash management services. In addition, the Bank has split customers in this segment into two groups to promote greater efficiency and effectiveness in providing consultation and other services, along with supporting the development of streamlined credit processing to make it faster and more convenient for these customers. These operations will help improve the quality of credit extension and reduce risk of incurring non-performing loans.

❑ Product Group

- **Domestic Credit Products and Letters of Indemnity-Borrowing**

Overview

Domestic credit products are divided into two categories: working capital finance (overdrafts and promissory notes), and investment capital finance of various types. The Bank also offers several contingent bank guarantee products, such as letters of indemnity-borrowing, avals, letters of guaranty on loans, and financial statements.



Changes in the Operating Environment and Business Operations

In 2004, the Bank developed several new credit products to fit diverse business needs. New products for foreign trade were rolled-out, aimed at facilitating small to large businesses in imports and exports. The Bank has been quite successful in this, especially during the third and fourth quarters of 2004, when the growth of such loans surpassed targets. To enhance the potential of small businesses, the Bank offered new products with favorable terms and conditions that can be quickly processed. Internal procedures have received ongoing development to expedite and standardize credit approval and operational approval processes, while making follow-ups easier. Information technology systems are utilized to enhance the efficiency of customer relations management, credit risk management, and credit approval processes.

- **Trade Finance**

Overview

Trade Finance offers many types of import and export services, such as letters of credit (L/C), bills for collection, trust receipts, international fund remittances and exchange of foreign currencies, etc.

Changes in the Operating Environment and Business Operations

In 2004, the Bank's trade finance extension and fee-based income were on-target, especially in loans to electronics, auto parts, and construction materials industries, which were an important customer base for the Bank. It is of particular note that the SME customer segment had the highest rate of growth in the customer base. This was due to the Bank's prodigious efforts to serve this segment such as by organizing special activities and seminars for these customers, maintaining close and cordial relationships through the efforts of Relationship Managers, and by providing express transfer services, starting in the second quarter of 2004. At the same time, the growth in the Bank's international trade transactions remained strong, with the growth rate of import transactions exceeding the growth rate of the nation's imports, and the growth rate of export transactions matching the growth rate of the nation's exports.

- **Corporate Finance**

Overview

There are two major categories of services provided by Corporate Finance. ***Financial Advisory Services*** provide a full range of financial advisory services such as fund-raising services, debt restructuring, mergers and acquisitions, bond issuance advisories, and customer rating advisories. ***Corporate Finance Services*** provide end-to-end services including developing, marketing, and offering financial products for fund-raising, which could be through Bank loans and/or debt market products. Corporate Finance is also a broker-dealer and underwriter of state enterprise bonds and is responsible for researching the debt market and performing analyses on the economy, foreign exchange and the capital markets, as well as providing information to issuers and investors.

Changes in Operating Environment and Business Operations

In 2004, the Bank remained the underwriter of choice for the IPO of numerous debentures, and was successful in underwriting debentures under the Emergency Decree on SPVs for Securitization Act, B.E. 2540, where it has successfully securitized claims on lessees for auto loans. The Bank has achieved the



status of being the largest underwriter of debt instruments, in terms of market share, in both the public and private sectors of the country (according to Bloomberg). The Bank was also successful in becoming a lead financier in loan syndication and project financing, not to mention our success as a financial advisor in numerous large projects, and in developing new products to serve individual business needs, such as Structured Finance products. For 2005, the Bank has prepared new products for fund-raising, such as debentures-cum-derivatives.

- **Foreign Exchange Service**

Overview

Foreign exchange services and products include spot transactions and hedging instruments such as forward contracts and other financial derivatives.

Changes in the Operating Environment and Business Operations

There was volatility in the Baht during 2004, due to changes in the exchange rates of other major currencies against the U.S. Dollar. The Bank thus made recommendations to customers and proceeded with the hedging of exchange rate and interest rate risks in their favor, such as with the use of longer-term financial derivatives. The Bank also employed proactive strategies to mitigate such harm through increased money market transactions, in value and volume, especially derivatives, to reduce risks. The Bank has also developed other new financial products for depositors and loan customers. Such efforts are also preliminary to the introduction of commodity risk management services in the future and the BoT's money market development policy.

- **Cash Management**

Overview

Cash Management Services provide an efficient, effective, end-to-end solution in cash management, enabling more control over costs of funding, interest paid, liquidity, and time expended. There are three key services provided under Cash Management: collection management services, payment management services, and liquidity management services.

Changes in the Operating Environment and Business Operations

Amid increased competition and an aggressive business environment during 2004, the Bank nevertheless was able to maintain existing customers and gain new customers. The Bank continued to place importance on the development of human resources and encouraging more extensive use of the Bank's services, as well as making after-sales service more convenient and faster. Increased use of high-technology systems, such as the Electronic Invoice Presentation and Payment (EIPP) system, Online Direct Debit system, and E-Dividend, were developed to facilitate customers' transactions. The Bank also plans to expand cash management business to governmental agencies, such as the Customs and Excise Departments, to facilitate their fee collection and license renewal processes. This will lend support to the government's budget management and increase convenience for customers. The Bank will also be offering the Electronic Bill Presentment & Payment System to business customers who elect to use the E-Ordering system.



- **Securities Services**

Overview

Securities Services consist of custodial services for retirement funds, private funds, other mutual funds, and registrar services for bonds, securities, and unit trusts. The Bank also provides support service for syndicated loans, such as acting as a security agent for collateral control and as a facility agent.

Changes in the Operating Environment and Business Operations

During 2004, the Bank's services as a security agent for collateral control and a facility agent for syndicated loans were boosted by expansion in large-scale industrial loans, which was in line with the country's continued economic growth and increased public investment. Fee-based income from registrar services also increased, as the Bank undertook hire purchase agreements for motor vehicles for the first time in Thai history in the third quarter, through the process of securitization. This form of transaction helps reduce financing costs for businesses and open new opportunities for investors. The Bank has broadened the bounds of services in various aspects related to this transaction, such as acting as a debenture holder agent, debt collection agent, project manager, and registrar for debentures, all of which will help increase the Bank's fee-based income. Meanwhile, securities services in the mutual fund area also performed well. This was due to continued growth in the mutual fund industry, buoyed by low interest rates and the government's measures, such as the tax incentives for taxpayers investing in Long-Term Equity Funds (LTFs), which led to new offerings of this type of fund during the last quarter of the year. Also contributing to the expansion in the mutual fund industry was investors increasing investments in Retirement Mutual Funds (RMFs) to take advantage of tax benefits for the year. This led the Bank to achieve above-target growth in fee-based income and securities services in the mutual fund area such as registrar and custodial services.

Following the outlook that the demand for loans to large projects and bond issuances will increase in 2005, the Bank has improved securities service systems and prepared staff to be ready for increased service in aspects such as being a security agent for collateral control, facility agent, and debenture holding agent. Operational systems have been continually improved to be electronically-based to enhance the efficiency of operations. These improvements will help satisfy customers' needs and maintain our position as a leader in the field.

❑ Business Banking Center: BBC

The Corporate Business Group has established Business Banking Centers to improve sales and service to corporate business customers. Current strategies focus on the promotion of better bank-customer relationships and the offering of various types of products and services. The Bank provides a full range of financial services and simultaneously handles complex transactions, including standard banking transactions, commercial loans, and cash management services, with trade finance to be added in the near future. As of the end of 2004, 26 Centers had been opened nationwide, with 20 in Bangkok and the Metropolitan region, and 6 Centers upcountry.



❑ Financial Position

Corporate Business Group Credit Classified by Customer Segment

(Million Baht)

	Percent of total CBG's loans	Loans		Changes	
		Dec 31, 2004	Dec 31, 2003	Million Baht	Percentage change
Corporate Business Group	100.00	202,747	160,004	42,743	26.71
Customer segment					
Multi-corporate Banking Segment	27.60	56,115	46,197*	9,918	21.47
Corporate Banking Segment	38.72	77,503	58,677*	18,826	32.08
Business Banking Segment	33.68	69,129	55,130*	13,999	25.39

Note: * The figures differed from those stated in MD&A report for the year ending December 31, 2003, due to the reclassification of customer segments, following changes in their sales volumes.

As of the end of 2004, the Corporate Business Group's total loans stood at Baht 202,747 million, increasing by Baht 42,743 million, or 26.71 percent, over the end of 2003. Categorized by customer segment, the increase in the Group's total loans in 2004 was due mainly to a 32.08 percent increase in corporate banking segment's loans over the end of 2003, due to higher trade finance loans for export-import related business. The business banking segment's loans expanded by 25.39 percent over the end of 2003, while the multi-corporate banking segment's loans grew by 21.47 percent, as some multi-corporate banking businesses switched to finance from the capital market.

Corporate Business Group Credit Classified by Product Group

(Million Baht)

	Percent of total CBG's loans	Loans		Changes	
		Dec 31, 2004	Dec 31, 2003	Million Baht	Percentage change
Corporate Business Group	100.00	202,747	160,004	42,743	26.71
Product group					
Domestic credit products	74.43	151,348	120,496	30,852	25.60
Trade finance	23.81	47,865	36,400	11,465	31.50
BIBF	1.69	3,378	2,688	690	25.67
Other loans	0.07	156	420	(264)	(62.86)

Categorized by product group, as of the end of 2004, the product having the largest loan extension were domestic credit loans, which rose by Baht 30,852 million over the end of 2003. Following this was trade finance loans, which showed an increase by Baht 11,465 million over the end of 2003, due to higher volumes in export and import transactions, while BIBF loans increased by Baht 690 million, resulting from capital restructuring of some businesses to reduce exchange rate risk.



3.3 Retail Business Group

The Retail Business Group is responsible for developing and managing customer relationships with retail business and individual customers. Based on monthly sales or income, customers are divided into 4 segments: business & professional customers, platinum customers, middle-income customers, and transactors.

Throughout 2004, products and services have been improved to enhance the efficiency of business operations as follows:

❑ Customer Segment

To efficiently meet customer needs, the Retail Business Group divides customers into the following segments:

- **Business & Professional Customer**

These are entrepreneurs and professionals who operate small businesses with turnovers of up to Baht 50 million. As these customers' needs fit our direct sales strategy, the business & professional customer unit was established, and products and services were offered via branches to encourage more transactions.

- **Platinum Customer**

Platinum customers have monthly incomes exceeding Baht 100,000 and often use various types of the Bank's services, such as savings accounts, loans, credit cards, as well as mutual funds and fixed income investment services. To maintain such customers and encourage their transactions, the Bank uses highly skilled Platinum Customer Managers and staff offering tailored asset and loan management advice. The Bank has also established the Platinum Signature Unit to provide exclusive services for these customers.

- **Middle Income**

These customers have salaries ranging from Baht 15,000-100,000 and most of them currently have Bank credit cards and housing mortgages. To capture this customer segment, the Bank offers a broad menu of financial products and services through the use of direct sales units and in-store branches.

- **Transactor**

These are customers with incomes of less than Baht 15,000, most of whom have only savings accounts and frequently visit branches for cash related transactions. The credit needs of this segment will be met through partnerships with business allies and through the development of debit cards.

❑ Product Group

In 2004, the Retail Business Group has developed and improved products and services for each customer group, as follows:



- **Retail Business Lending**

Overview

To help businesses operate at their full potential, the Bank has provided credit facilities to improve their liquidity, and consulting services to seek loan features best fitting individual businesses and goals. Both short-term and long-term loans are offered, and custom-made products designed to fit each customer's needs are provided.

Changes in the Operating Environment and Business Operations

Throughout 2004, the Bank has organized various marketing campaigns, aimed at creating closer bank-customer relationships, promoting services, and increasing business opportunities, as well as enhancing the Bank's image as a financial supporter. In addition, to prepare for growth in domestic industry and support the government's measures, the Bank offers a special loan package called the "Jewel Credit Network" for jewelry businesses to help facilitate their working capital for liquidity purposes and provide long-term funds for investment purposes.

- **Consumer Loans**

Overview

Consumer Loans are a variety of products to serve the changing needs of individuals and households. The main products include housing loans, quick loans, and provident fund member loans.

Changes in the Operating Environment and Business Operations

In 2004, to promote growth in housing loans, the Bank, in cooperation with project allies, offered special interest rates to customers and has organized various marketing campaigns, particularly the setting up of booths at many fairs. To enhance the quality and efficiency of customer loan services, the Credit Management and Administration System (CMAS) was initiated, which includes sales management, credit ratio management, and debt collection features. In addition, the Bank, in cooperation with business allies, established the "Home Smiles Club", providing a full range before-and-after sales services to ensure the highest satisfaction to customers and foster closer bank-customer relationships.

- **Credit Cards**

Overview

The Bank has continuously developed and improved credit card products and services. A broad array of products and services are offered, including services classified by card usage, such as cards for individuals and corporate customers, and services classified by card issuer, such as KBANK Card, KBANK-VISA Card, KBANK-MasterCard.

Changes in the Operating Environment and Business Operations

In 2004, as the competition in credit card business remained tense, credit card issuers utilized various strategies, including the offering of discounts and privileges to encourage credit card spending. The Bank, in cooperation with business allies, continued to expand our customer base through various marketing campaigns,



including the introduction of co-sponsored credit cards and the Kurve Card to new users.

The competition to increase shares of card accepting stores was also strong, with pricing competition being used as the main strategy, as well as the offering of "Bundled Products" to encourage all customer transactions being processed at one bank. To increase our market share of card accepting stores, the Bank, in cooperation with business allies, expanded service to large-scale stores and initiated the "Delay Payment" system to enhance the security of payments via the Bank's ZIP-ZAP machines. Meanwhile, wireless and regular EDC machines were installed at stores to increase purchase of sales slips. The Electronic Data Capture (EDC) machines were installed to handle new types of credit cards, or chip cards, which, according to Visa International and MasterCard International's requirements, have to be in place by January 1, 2006. Besides this, the Bank, in cooperation with the Corporate Business Group, has launched a packaged service for large, medium, and small businesses, to encourage more transactions between these businesses and the Bank's card accepting stores. In addition, the Bank, in cooperation with the Mobile Payment Club (MPC), is in the process of testing the m-Commerce program to increase card transactions using SMS services.

- **Deposits and Fee-based Income**

Overview

The Bank continues to enhance our variety in deposit products to satisfy the needs of customers in different segments. A wide range of deposit and card access products are offered including savings accounts, fixed deposits, current accounts, and ATM cards. To improve services to fulfill customer needs, new technology is being used to facilitate service channels and new services are being offered, such as fund transfers through ATMs and utilities payment services.

Changes in the Operating Environment and Business Operations

To increase alternative savings choices for consumers as well as increase our fee-based income, in 2004, the Bank, in cooperation with Kasikorn Asset Management Co., Ltd., launched additional open-ended mutual fund products. These products included six open-ended flexible portfolio funds, focusing on investment in debt instruments, and the Long-Term Equity Fund (LTF). In Bancassurance activities, the Bank introduced new life insurance products to customers, such as the Ruang Khao Khum Sook Fund, Ruang Khao Rak Kwan Fund, Ruang Khao Sasomsup 715 Fund, and the Ruang Khao Sasomsup 820 Fund. In addition, the minimum level of sum insured that requires a health examination on the insured was raised to Baht 2 million, from Baht 1.5 million, to facilitate and increase sales of loan insurance. Meanwhile, marketing campaigns have been continually organized to attract new applicants to the Flex-c debit card to increase fee-based income and expand the customer base.

❑ Sales and Service Channels

In order to reach retail business customers, the Bank has continued to improve service and sales channels comprised of the following:

- **Branch Network**

The branch network is the primary channel for customers to conduct financial

transactions and for the Bank to introduce products designed to fit each customer's need. To facilitate sales and service to targeted customer segments in a highly efficient manner, branches are classified into 2 groups as follows:

Group 1 Bangkok and the Metropolitan area:

Branches in Bangkok and the Metropolitan area utilize reactive sales and service strategies, and are grouped into clusters to facilitate management. Each cluster consists of differing branch types and sizes to ensure that each cluster is commensurate with the business potential and customer service requirements of a given location. Branches are divided into 3 groups as follows:

- **Retail Branches** provide financial services to customers in all segments and coordinate with Direct Sales Units to sell credit products to targeted customers.
- **In-store Branches** aim to serve transactors and middle-income customers during non-traditional banking hours at locations such as malls, stores, and offices in urban areas.
- **Transaction Outlets** focus primarily on providing and conducting transaction services for customers, selling non-credit products, providing advice on the Bank's products and encouraging credit and financial services.

Group 2 Upcountry: Upcountry branches are classified into 2 groups as follows:

- **Branch Clusters** for branches that are located near one another and operate as clustered branches to enhance management efficiency.
- **Single Full Branches** are branches in upcountry areas that cannot be clustered because they are located too far apart. Such branches are therefore maintained and managed as a single unit.

- **Direct Sales Force**

Pursuing a proactive sales posture, the Bank uses a dedicated sales force, consisting of 5 units: the Specialized Services Unit, the Housing Loan Unit, the Consumer Loans and Credit Card Unit, the Business and Professional Unit, and the Platinum Signature Unit.

- **Alliance Partners**

Alliance businesses are used to expand the Bank's customer base, develop products and services, and to build brand awareness.

- **Direct Marketing**

Promotes cross-selling opportunities for existing customers and targeting of alliance customer basis.

- **KBANK e-Phone**

In 2004, to increase safety and efficiency of transactions processed via our e-Phone service, the Bank has improved the call center system through the implementation of IVR. The "Home Smiles Club" menu was added to facilitate and speed up services, while the "Corporate Solution Service" was introduced for retail business customers. At the same time, credit card activation and credit card approval processes for urgent cases were improved. To enhance customer confidence in



conducting transactions via our e-Phone service, passwords were changed from 4 digits to 5 digits and the number of service lines were increased, meanwhile, staff was monitored while online.

- **KBANK e-ATM**

In 2004, additional ATM machines were installed, bringing the total number to over 1,400 as of the end of 2004, compared to 1,184 in 2003.

- **KBANK e-Internet Banking**

As of the end of 2004, use of e-Internet Banking services increased 79.38 percent over 2003, and the number of transactions recorded for Internet Banking increased 139.41 percent over 2003, as well. The Bank also improved the online statement from an abbreviated format to one with a full-text format in its stead, in order to assure users of correct interpretation of data outputs. Service channels in the Bank's e-Internet banking and back-up systems were improved to enable transactions to be processed on a 24-hour basis.

- **KBANK e-Mobile Phone**

In 2004, Bank developed the Mobile Payment Club (MPC) project, which provides bill payment facilities via AIS and DTAC mobile phone systems, and inter-account transfers between the Bank's savings and current accounts. The cooperation with leading stores and businesses was initiated in order to provide discounts and privileges to customers processing their transactions via this system.

- **KBANK e-Commerce & m-Commerce**

In September 2004, the Bank began offering "Verified by VISA" online services to improve safety and security to customers and merchants in performing e-Commerce and m-Commerce transactions. To prepare for a larger customer base and higher transaction volume, the Bank is in the process of enhancing the efficiency of the system, expected to be completed by the end of the second quarter of 2005.

- **e-Cash Deposit Machines**

In 2004, the Bank continued to install more cash deposit machines, making a total of 70 machines by the end of 2004, increasing from 51 machines in 2003. At the same time, deposit transactions processed through e-Cash Deposit machines increased by 54.93 percent over those in 2003.

❑ Financial Position

- **Loans**

Retail Business Group credits classified by products

(Million Baht)

	Percent of total RBG's loans	Loans		Changes	
		Dec 31, 2004	Dec 31, 2003	Million Baht	Percentage change
Total	100.00	276,894	224,185	52,709	23.51
Retail business lending	75.86	210,055	171,789	38,266	22.28
Housing loans	18.89	52,306	40,653	11,653	28.66
Credit card products	4.22	11,690	9,848	1,842	18.70
Other loans	1.03	2,843	1,895	948	50.03



As of December 31, 2004, the Retail Business Group's total outstanding loans were Baht 276,894 million, increasing by Baht 52,709 million, or 23.51 percent, over the end of 2003. The product having the highest growth was retail business lending, mostly in promissory notes and long-term loans, followed by housing loans.

- **Deposit Products**

Proportion of Deposits (including financial institutions' deposits) Classified by Product Group as of December 31, 2004

(Million Baht)

	Percent of total RBG's deposits	Deposits		Changes	
		Dec 31, 2004	Dec 31, 2003	Million Baht	Percentage change
Total	**100.00**	**602,958**	**592,656**	**10,302**	**1.74**
Current account	2.15	12,991	14,270	(1,279)	(8.96)
Savings account	53.35	321,652	282,007	39,645	14.06
Fixed deposit account	44.50	268,315	296,379	(28,064)	(9.47)
3 months	35.91	216,523	230,772	(14,249)	(6.17)
6 months	0.74	4,469	5,346	(877)	(16.40)
1 year	5.70	34,396	39,884	(5,488)	(13.76)
> 2 year	2.15	12,927	20,377	(7,450)	(36.56)

As of December 31, 2004, the Retail Business Group's total deposits amounted to Baht 602,958 million, rising by Baht 10,302 million, or 1.74 percent, over the end of 2003, following an increase in passbook savings deposits, especially with individual depositors. It should be noted that these deposits did not include those of the Corporate Business Group and are not the Bank's total deposits.

3.4 Treasury Group

The Treasury Group's responsibilities include asset and liability management and the trading of foreign currencies, equity securities, debt instruments, and derivatives. The goal is to manage investments to achieve maximum benefit within appropriate risk levels, and in line with the Bank's policies and governing authorities' rules and regulations. The Group's tasks also include liquidity management in accordance with the Bank's policies and BoT requirements. In addition, the Group manages investments for trading purposes, which are generally short-term investments, to provide service to customers in the area of foreign exchange, debt instruments, and derivative instruments.

❑ Changes in the Operating Environment

In 2004, the direction of domestic rates of return was volatile. Short- and mid-term yields fluctuated during the first half, before managing to show an upward trend during the second half. This was due to the U.S. Federal Reserve and the Bank of Thailand interest rate hikes, occurring five and three times, respectively. As a result, at the end of 2004, the U.S. Fed Funds rate was at 2.25 percent, increasing from 1.00 percent at the end of 2003, while the BoT 14-day repurchase rate stood at 2.00 percent, increasing from 1.25 percent at the end of 2003. For long-term yields, they fluctuated during the first half of 2004, then became stable during the second half. The movement in the second half was in line with the U.S. bond yields, which moved in a



narrow band, following views that the U.S. economic recovery remained uncertain and Fed interest rate hikes would be at a measured pace, while U.S. inflation has not yet to be of concerns. Meanwhile, liquidity in the Thai commercial banking system declined from 2003, due to an expansion in domestic economic activities. This, together with the redemption of Subordinated Debentures Cum Preferred Shares No. 1 (SLIPS) and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 in January 2004, led to a slight decrease in the Bank's liquidity.

To prepare for the changing market environment and expected increases in interest rates, domestic and overseas, the Bank has adjusted our scale of investment and maturity in fixed-income securities. The Bank has also developed products that yield higher returns, such as structured products. In addition, in cooperation with the Corporate Business Group, derivative instruments were initiated to provide new alternatives for investment and risk management for customers. As for equity market investments, the Bank has followed a strategy of reducing investments in businesses that are not directly related to the Bank's core business when the opportunity arises. In addition, to create new funding and investment channels for the Bank, private repurchase transactions have been conducted since the first quarter, following the implementation of Bilateral Repurchase transactions with the BoT as an appointed Primary Dealer in 2002. Aside from this, in the second quarter, the Bank was granted a license for conducting futures contract business by the Office of the Securities and Exchange Commission (SEC).

❑ Financial Position and Operating Performance

As of December 31, 2004, total investments of the Treasury Group were Baht 191,898 million, decreasing by Baht 86,909 million, or 31.17 percent, from the end of 2003. Investments in the money market accounted for 46.25 percent of the total investments, while investments in the capital market accounted for the remaining 53.75 percent.

Treasury Group's income

(Million Baht)

Type of Transaction	Percent of total TG's income	2004	2003	Changes during 2003 to 2004	
				Million Baht	Percentage change
Interest and Dividend Income					
Interbank and money market items	18.83	1,510	2,237	(727)	(32.50)
Investments	45.40	3,641	4,314	(673)	(15.60)
Non-interest Income					
Gains on investments	23.12	1,854	1,978	(124)	(6.27)
Gains on exchange	12.76	1,023	1,226	(203)	(16.56)
Others	(0.11)	(9)	20	(29)	(145.00)
Total	100.00	8,019	9,775	(1,756)	(17.96)

Note: The figures above are managerial figures.

For 2004, the Group had total income of Baht 8,019 million, declining by Baht 1,756 million, or 17.96 percent, from 2003. This was attributed to a decline in non-interest income of Baht 356 million, due mainly to decreases in gains on exchange and gains on investments in fixed-income securities. At the same time, interest and dividend income dropped by Baht 1,400 million, due to a downward trend in the Bank's liquidity, following loan extension.

4. Risk Management and Risk Factors[3]

4.1 Overall Risk Management

The Bank believes that effective risk management and risk control is vital to maximizing sustainable returns to shareholders. The overall risk management framework encompasses the following organizational structure:

- The Board of Directors has ultimate responsibility for approving all risk management policies and guidelines, setting risk limits and risk appetites, and ensuring the establishment of effective risk management systems and procedures in line with international standards.
- The Audit Committee is responsible for reviewing risk management procedures and the internal risk control system.

Furthermore, the Board of Directors has assigned the following Committees and Sub-committees to assist in managing various risks.

- The Risk Management Committee is responsible for overseeing and monitoring the risk management policies and overall risk profile under the policies and guidelines approved by the Board of Directors.
- The Asset and Liabilities Management Sub-committee is responsible for managing interest rate, liquidity, and foreign exchange risk.
- The Credit Policy Sub-committee is responsible for establishing credit policies that are in line with the Bank's strategies and credit risk appetite.

The day-to-day responsibility for measuring and monitoring all related risk has been delegated to the Internal Risk Management Department. This department is accountable for developing sophisticated risk management tools by converting all related risks into a single comparable term of capital. This concept enables the Bank to estimate and control the magnitude of various types of risks, set pricing that reflects the risk level of different customers and businesses, and allocate capital properly reflecting returns and risk levels.

4.2 Risk Management Principles

The Bank's risk management consists of credit, market, liquidity, operational, and other risk management. The principle of Risk-adjusted Return on Capital (RAROC) and Economic Profit are used to measure risk management performance. The Bank adheres to the following Risk Management principles:

- Defined Risk Management Policy
- Independent Risk Controls
- Integrated Risk Management
- Business Lines Accountable for Risk

[3] For the annual report, this chapter is shown in the "Risk Management and Risk Factors" section.



- Risk-Adjusted Performance Measurement

4.3 Risk Management

❑ Credit Risk Management

Credit Risk Management Overview

In managing credit risk, the Bank has adhered to the Bank of Thailand's guidelines for compliance with the centralization of credit approval processes and separation of sales and credit decisions to promote the Bank's transparency. Nevertheless, credit-related officials, particularly Business Client Sales Coordinators, Relationship Managers, and Underwriters, all share goals in attaining credit quality and business development. Furthermore, emphasis has been placed on credit operational efficiency under proper monitoring and controlling processes. Clear roles and responsibilities have been defined and disseminated to all staff levels, while automated operation and support systems have been developed. Staff have steadily received credit skills training to better serve customers. Clear guidance and principles are used to increase value in credit operations, improve the credit culture, and foster a common credit language.

Credit Policies and Credit Risk Management Tools

In 2004, the Bank focused on improving and defining credit risk management tools, completely developed in 2003, to enhance credit risk management efficiency. Business strategies based on an acceptable risk appetite were established in order to define clearer operational targets for staff. These business strategies were translated into a consistent set of credit policies and action plans that cover all customer segments and all product lines. Minimum qualifications for credit eligibility are established within these policies and guidelines, which comply with and go beyond the rules and regulations of the Bank of Thailand. Credit policies are regularly reviewed and updated to ensure that they are in line with guiding principles and rationale and are always available for staff through the Bank's online information system.

Credit risk management tools are essential to assessing the credit risk of customers and credit portfolios. Customer and industry risk rating tools and an automated credit evaluation system are in place and have been utilized to set appropriate pricing for each corporate customer. When calculating the Return on Risk Adjusted Capital (RAROC), the cost of funds and related operating expenses are included, while the expected loss component from the credit risk are factored in, as well. In so doing, prices will be set in accordance with each individual customer and customer segment, depending on credit portfolio management of each business group.

Meanwhile, significance has been given to the control of loan limit concentration in different dimensions, i.e., industry, customer characteristics, and geographical locations, to be in line with business plans. Each credit limit dimension is monitored on a monthly basis. Monthly reports on loan approvals conducted by each business group are also presented with recommendations to improve loan portfolio quality appropriate to the Bank's designated risk appetite. As the Bank has never concentrated too much in any industry or area in granting loan approvals, we



have been little affected by unexpected crises, such as the bird flu, the Tsunami disaster, and the Southern unrest.

Credit Underwriting and Approval Procedures

At present, the Bank has centralized credit underwriting and approvals for clear and standard credit policy, with an approval process and system that is designed to suit customers, whose needs and characteristics are multi-dimensional. To support operation personnel in making risk analyses with the same standards, the Bank has credit rating tools in both quantitative aspects, referring to customers' financial statements, and qualitative data that stresses on trends and competitiveness of businesses, including management systems. Meanwhile, the underwriting of retail lending is based on a centralized principle and uses an automatic credit evaluation system known as Credit Scoring, which is based on the Bank's historical customer data, while risks are managed as a portfolio. This type of loans consist of credit card services, personal loans, housing loans, and retail business loans. Also, the Bank has developed a credit rating system for various countries and financial institutions that the Bank does business with in money market activities, derivatives, and investments.

Post Credit Approval Operations

The Bank has set up an operation center for post-credit approvals in order to create standards and efficiency in operations. The responsibility of this centralized unit is to consolidate all required contracts, set up credit lines, as well as maintain lending agreements and collateral documents. In addition, the Bank has set up the Risk Asset Review Department to review the quality of credit underwriting and efficiency of credit procedures. For steady and efficient development of the credit processes, this department also prepares review reports and suggestions to senior executives and related departments.

- **Outstanding Loans**

As of December 31, 2004, the Bank's consolidated outstanding loans stood at Baht 592,588 million, increasing by 8.15 percent over Baht 547,918 million at the end of 2003. The amount rose by 1.89 percent over Baht 581,612 million at the end of September 2004.

As of the end of 2004, 56.82 percent of the Bank's outstanding loans to customers were loans not exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai and Ploy Asset Management Companies and Kasikorn Factoring, which are wholly-owned subsidiaries, accounted for Baht 45,079 million, or 7.80 percent of the Bank's total loan portfolio. Classified by customer type, juristic persons accounted for 341,860 million, or 59.13 percent of outstanding loans, while individual borrowings accounted for the remaining 40.87 percent. In terms of maturity, credit with maturity of less than or equal to 1 year accounted for 63.01 percent of the Bank's total loans.



The Bank's Consolidated Lending Portfolio - Profile


Less than 20 MB
Over 20 MB
Credit Amount
As of December 31, 2004
43.18
56.82
As of September 30, 2004
43.90
56.10
As of December 31, 2003
52.65
47.35
Juristic Persons
Individual Borrowings
Type of Customer
As of December 31, 2004
59.13
40.87
As of September 30, 2004
59.21
40.79
As of December 31, 2003
57.18
42.82
Less than 1 Year
Over 1 Year
Credit Maturity (including Accrued Interest Receivables)
As of December 31, 2004
63.01
36.99
As of September 30, 2004
66.39
33.61
As of December 31, 2003
68.36
31.64
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of 2004 and 2003, were as follows:

The Bank's Consolidated Lending Portfolio (including Accrued Interest Receivables)


As of December 31, 2004
Others 8.94 %
Agricultural & Mining 3.06 %
Housing Loan 10.85 %
Utilities & Services 10.51 %
Real Estate & Construction 7.02 %
Manufacturing & Commerce 59.62 %
As of December 31, 2003
Others 8.03 %
Agricultural & Mining 3.48 %
Housing Loan 10.83 %
Utilities & Services 11.40 %
Real Estate & Construction 7.39 %
Manufacturing & Commerce 58.87 %

- **Non-performing Loans**

As of December 31, 2004, NPLs of the Bank and its AMCs stood at Baht 72,809 million, equal to 12.30 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 56,870 million, accounting for 9.81 percent of the total outstanding credit, including that of financial institutions. These NPL figures have already included restructured loans that were reclassified as non-performing loans, upon the conclusion of the regular BoT review, of Baht 13,017 million, which will be officially verified by the BoT by the first quarter of 2005. NPL figures, as of the end of 2004 and 2003, are shown in the table below.



Year ending	Dec 31, 2004	Dec 31, 2003
		(Million Baht)
The Bank and its AMCs' NPLs	72,809	92,319
Percentage of total outstanding credit, including that of financial institutions	12.30	16.85
The Bank's NPLs	56,870	68,316
Percentage of total outstanding credit, including that of financial institutions	9.81	12.84

In 2004, the Bank and its AMCs entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 57,455 million. At the same time, Bank-only pre-written-off outstanding debts amounted to Baht 40,873 million. The details of debt restructuring and losses from debt restructuring in 2004 and 2003 are shown in the following table.

Year ending	Dec 31, 2004	Dec 31, 2003
		(Million Baht)
Debt restructuring of the Bank and its AMCs	57,455	81,854
Losses from debt restructuring	9,127	13,755
Debt restructuring of the Bank	40,873	63,789
Losses from debt restructuring	6,537	11,503

- **Allowance for Doubtful Accounts**

To refine regulations on provisioning, on August 26, 2004, the Bank of Thailand issued a notification regarding worthless or irrecoverable assets and doubtful assets that may be worthless or irrecoverable at commercial banks. The notification repeals regulations on collateral valuation and appraisal that are used in the calculation of allowances for doubtful accounts. It also amends regulations on provisioning for assets classified as doubtful of loss for which commercial banks have not initiated debt restructuring, or filed legal action against the debtors, by instructing commercial banks to increase their provisions for the outstanding balances, net of provisions already set. The notification will be effective for the accounting period ending December 31, 2004. The Bank does not anticipate that any additional provisioning will be required in this regard.

As of December 31, 2004, allowances for doubtful accounts of the Bank and its AMCs totaled Baht 46,283 million. This amount was equivalent to 144.18 percent of the level required by the BoT. For Bank-only allowances for doubtful accounts, the amount stood at Baht 31,680 million, which was equivalent to 145.22 percent of the level required by the BoT. Current allowances, both consolidated and Bank-only, are believed to be adequate to absorb estimated and potential losses from debt restructuring, relapses in performing restructured loans, depreciation in collateral value, and potential loss sharing in debt restructured accounts, which have been transferred to the Thai Asset Management Corporation.

- **Foreclosed Properties**

As of December 31, 2004, the Bank's consolidated foreclosed properties had a book value of Baht 21,216 million, accounting for 2.56 percent of total assets. At



the same time, Bank-only foreclosed properties had a book value totaling Baht 16,071 million, accounting for 1.95 percent of total assets. At the same time, consolidated allowances for impairment of foreclosed properties stood at Baht 3,819 million, accounting for 18.00 percent of the book value of foreclosed properties. As for Bank-only figures, allowances for impairment of foreclosed properties were at Baht 3,336 million, accounting for 20.76 percent of the book value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal expenses, and losses on the liquidation of foreclosed properties. The details of foreclosed properties and the associated allowances, as of the end of 2004 and 2003, are shown below.

(Million Baht)

Year ending	Dec 31, 2004	Dec 31, 2003
Consolidated foreclosed properties	21,216	18,234
Percent of total assets	2.56	2.22
Allowances for impairment of consolidated foreclosed properties	3,819	3,717
Percent of consolidated foreclosed properties	18.00	20.38
Bank-only foreclosed properties	16,071	14,201
Percent of total assets	1.95	1.73
Allowances for impairment of Bank-only foreclosed properties	3,336	3,341
Percent of Bank-only foreclosed properties	20.76	23.53

- **Phethai Asset Management Company Limited, and Ploy Asset Management Company Limited**

In 1999, the Bank founded Thonburi AMC, later renamed Phethai AMC, to acquire and manage a portion of the Bank's NPLs amounting to Baht 64,481 million at a discount to the net book value[4]. Chanthaburi AMC, later renamed Ploy AMC, was also founded to acquire and manage Phatra Thanakij Finance Public Company Limited's NPLs, amounting to Baht 41,191 million at net book value. To compensate the Financial Institution Development Fund (FIDF) for its financial assistance amounting to Baht 4,396 million to Phatra Thanakij Finance PCL for repayment to the finance company's depositors and creditors, the Bank agreed to apportion two-thirds of Ploy AMC's profit to FIDF at the end of 2004. Any assets remaining within Ploy AMC would be appraised by independent appraisers and deemed liquidated at that appraised value for the purpose of profit determination.

As of December 31, 2004, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 44,555 million, or 68.81 percent of the total initial unpaid principal balance, with an expected recovery rate of 53.69 percent. Ploy AMC had resolved and/or restructured NPLs totaling Baht 30,659 million, or 74.43 percent of the total initial unpaid principal balance, with an expected recovery rate of 75.63 percent.

[4] Net book value is the book value of NPLs after subtracting the allowance for doubtful accounts determined per the Bank of Thailand.

Phethai AMC's Cumulative Loans Resolved/Restructured and Cumulative Recovery Rate

(Baht Billion)


60
50
40
30
20
10
0
61.2%
55.6%
53.7%
27.9
35.3
44.6
80%
40%
0%
-40%
2002
2003
2004

Ploy AMC's Cumulative Loans Resolved/Restructured and Cumulative Recovery Rate

(Baht Billion)


50
40
30
20
10
0
76.6%
73.1%
75.6%
29.6
29.2
30.7
100%
80%
60%
40%
20%
0%
2002
2003
2004

- **Thai Asset Management Corporation (TAMC)**

From 2001 to 2004, the Bank transferred sub-quality debts of 274 borrowers, who had all characteristics as stipulated in the Emergency Decree on the Thai Asset Management Corporation (B.E. 2544) and the Asset Transfer Agreement, to TAMC. Benchmarked to the appraised value of collateral in accordance with BoT regulations, total transferred assets with a gross book value of Baht 14,561 million as of their dates of transfer, were priced at Baht 10,168 million, or 69.83 percent of gross book value.

(Million Baht)

Year	Number of Borrowers	Gross Book Value as of Transferred Date	Transferred Price
2001	213	12,160	9,241
2002	45	2,199	797
2003	12	141	70
2004	4	61	61
Total	274	14,561	10,168

Note: The figures were adjusted for the corrections of transferred debts and their transfer values and the deduction of reversal of transferred debts not satisfying transferal terms and conditions.

In exchange for the transferred asset, TAMC issued the Bank a 10-year, non-transferable, callable note, guaranteed by the Financial Institution Development Fund (FIDF). The note yields an annual coupon, reset quarterly, at the weighted average of deposit rates of 5 major Thai commercial banks, paid with 1-year, extendable, non-transferable, FIDF-guaranteed note. In 2004, the Bank recorded interest amounting to Baht 64.5 million, equivalent to a yield of 1.02 percent.

Despite the asset transfer to TAMC, the Bank remains exposed to a proportion of risk in our share of TAMC potential losses. According to the Emergency Decree on the Thai Asset Management Corporation (B.E. 2544) and the



Asset Transfer Agreement, at the end of the fifth and tenth years beginning July 1, 2001, TAMC and the Bank will share gains or losses arising out of the resolution of the Bank's transferred assets. From this, the Bank may be liable to up to 30 percent of the aggregate transferred price, or Baht 3,041 million. However, the Bank's existing allowances for doubtful accounts, which are in excess of the regulatory requirement, are expected to cover the maximum loss-sharing scenario.

❑ Market Risk Management

Market risk stems from changes in interest rates, exchange rates, and securities prices, which can cause volatility in net interest income or the economic value of assets and liabilities. The purpose of market risk management is to handle the risk in accordance with international standards, while maximizing returns at acceptable risk levels, and to comply with the Bank's policies and procedures.

Core banking business that is exposed to market risk can be divided into 2 major groups: asset and liability management activities and trading activities.

1. Market Risk in Asset and Liability Management Activities

1.1 Interest Rate Risk Management

The Asset and Liability Management Sub-committee (ALCO) is responsible for monitoring and controlling interest rate risk stemming from mismatches between the asset and liability structures of the Bank. ALCO's purpose is to generate the highest returns to the Bank, while maintaining risk within levels approved by the Internal Risk Committee and Board of Directors.

The Bank's approach to evaluating interest rate risk is through analysis of repricing periods of Bank's assets and liabilities. Mismatches in asset and liability repricing periods indicate the interest rate risk level taken by the Bank. Sensitivity Analyses are used to analyze the effect of changes in deposit rate, lending rate, money market rate and capital market rate on the Bank's net interest income over the next 12 months and our financial position.

The Value at Risk (VaR) concept is also employed. VaR is a statistical tool that attempts to specify the probability distribution of risks by using historical data of relevant variables. This helps forecast the potential maximum loss to the Bank at specified confidence level.

Analysis of financial assets and liabilities based on contractual repricing periods, as of the end of 2004 and 2003, are shown below:



Consolidated Financial Statement as of December 31, 2004

	Immediate Repricing	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-interest bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	13,536	-	13,536
Interbank and money market items	4,263	65,404	3,516	20	-	3,062	-	76,265
Securities purchased under resale agreements	-	19,040	-	-	-	-	-	19,040
Investment	16,457	14,177	7,646	56,247	7,537	8,335	3,985	114,384
Loans	376,499	71,698	4,358	29,884	10,525	1,276	98,349	592,589
Accrued interest receivables	-	-	-	-	-	2,455	-	2,455
Customers' liability under acceptances	-	-	-	-	-	743	-	743
Accrued income receivables	-	-	-	-	-	1,818	-	1,818
Other assets	-	-	-	-	-	4,348	-	4,348
Total	397,219	170,319	15,520	86,151	18,062	35,573	102,334	825,178
Financial Liabilities								
Deposits	384,552	255,939	21,017	6,113	-	37,949	-	705,570
Interbank and money market items	593	3,432	3,246	200	615	3,439	-	11,525
Liabilities payable on demand	-	-	-	-	-	7,426	-	7,426
Borrowing	-	-	3,843	-	19,768	-	-	23,611
Bank's liability under acceptances	-	-	-	-	-	743	-	743
Accrued interest payables	-	-	-	-	-	1,097	-	1,097
Other liabilities	-	-	-	-	-	6,049	-	6,049
Total	385,145	259,371	28,106	6,313	20,383	56,703	-	756,021
Repricing gap of on-balance sheet items	12,074	(89,052)	(12,586)	79,838	(2,321)	(21,130)	102,334	69,157



Consolidated Financial Statement as of December 31, 2003

	Immediate Repricing	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-interest bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	18,699	-	18,699
Interbank and money market items	1,663	7,916	83,800	60	-	11,493	588	105,520
Securities purchased under resale agreements	-	31,710	-	-	-	-	-	31,710
Investment	15,012	20,082	26,442	58,681	5,450	6,746	6,875	139,288
Loans	306,092	47,246	3,867	32,516	8,069	909	149,219	547,918
Accrued interest receivables	-	-	-	-	-	2,971	-	2,971
Customers' liability under acceptances	-	-	-	-	-	676	-	676
Accrued income receivables	-	-	-	-	-	1,671	-	1,671
Other assets	-	-	-	-	-	2,699	-	2,699
Total	322,767	106,954	114,109	91,257	13,519	45,864	156,682	851,152
Financial Liabilities								
Deposits	339,806	273,617	27,305	8,103	-	36,115	-	684,946
Interbank and money market items	1,117	146	1,113	-	-	4,725	-	7,101
Liabilities payable on demand	-	-	-	-	-	7,042	-	7,042
Borrowing	-	39,967	-	-	19,874	-	-	59,841
Bank's liability under acceptances	-	-	-	-	-	676	-	676
Accrued interest payables	-	-	-	-	-	2,564	-	2,564
Other liabilities	-	-	-	-	-	1,626	-	1,626
Total	340,923	313,730	28,418	8,103	19,874	52,748	-	763,796
Repricing gap of on-balance sheet items	**(18,156)**	**(206,776)**	**85,691**	**83,154**	**(6,355)**	**(6,884)**	**156,682**	**87,356**



1.2 Foreign Exchange Risk Management

The Treasury Department carries out daily purchases and sales of foreign currencies, which can create exchange rate risk, thereby affecting the Bank's Profit and Loss, and the economic value of assets and liabilities. The Bank has policies to keep this risk at a low level by setting limits for foreign currency positions in accordance with the Bank's business and requirements of the BoT. These limits are under the close supervision of the Internal Risk Management Department and Asset and Liability Management Sub-committee.

In addition, the Value at Risk (VaR) method is used to manage foreign exchange risk.

1.3 Equity Risk Management

The Bank plans to reduce the size of equity investments that are unrelated to our core financial business. In this endeavor, we will analyze relevant information and timing to ensure maximum benefit to the Bank.

2. Market Risk in Trading Activities

Trading activities mainly involve the purchase and sale of fixed income securities and derivative instruments, as well as the purchase and sale of major currencies. Market risk in these transactions is managed by the Treasury Department under the close supervision of the Internal Risk Management Department so that risk inherent in the Balance Sheet is within limits. The Value at Risk (VaR) and Sensitivity Analyses are also used to monitor market risk.

In 2004, the Bank also developed a new system to comply with the BoT's new regulations regarding capital adequacy for market risk in trading activities, which will be implemented in 2005. Fundamental structures have been developed to enhance proper risk management for derivative instrument transactions.

❑ Liquidity Risk Management

Liquidity Risk stems from failure to meet obligations when they come due, due to being unable to convert assets into cash or to obtain sufficient funds to meet the cash needs with appropriate costs within limited time periods.

The Treasury Department is responsible for managing liquidity in order to meet the cash needs of the Head Office and branches by managing highly liquid Baht and foreign currency assets and balancing short-term and long-term funding alternatives. The Asset and Liability Management Sub-committee (ALCO) is responsible for setting policy and procedures for managing liquidity, which must comply with liquidity risk standards approved by the Internal Risk Committee and Board of Directors.

In managing liquidity risk, the Bank has established appropriate levels of liquid assets that should be maintained to sufficiently meet cash needs when demand arises, and to be in line with BoT guidelines. As of December 31, 2004, liquid assets held by the Bank and its subsidiaries were Baht 218,961 million, consisting of cash, interbank and money market items, securities purchased under resale agreements, and investments in securities (net of foreign securities and general investments). This amount decreased by Baht 71,624 million from the level on December 31, 2003, due to the redemption of Subordinated Debentures Cum Preferred Shares No. 1 of Baht



19,967 million and Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 of Baht 20,000 million, on January 12, 2004.

In addition to setting appropriate levels of liquid assets, calculations and analyses of liquidity ratios are used to measure liquidity position. An important liquidity ratio is the Loan-to-Deposit Ratio, which stood at 83.99 percent as of December 31, 2004, increasing from 79.99 percent at the end of 2003.

Designing an appropriate liability structure is another important approach for Liquidity Risk Management. To diversify risk, the Bank obtains funds from various sources, while focusing on the proper proportion of short-term and long-term funds. The future liquidity requirements are assessed by estimating expected cash inflows and outflows based on the current environment, and on the liquidity situation. In addition, contingency funding plans that outline processes for dealing with liquidity shortages and identify sources of funds during crisis have been set.

In 2004, to promote greater variety of funding structures and to provide more alternatives in investments for the public and/or the Bank's depositors, the Bank issued short-term debentures of Baht 3,843 million as part of our Short-term Debenture Project 1/2004 No. 1-7, with a maturity of less than or equal to 270 days. In addition, the Bank is in the process of improving tools for measuring and monitoring risk to enhance liquidity risk management efficiency and comply with BoT regulations.

Financial assets and liabilities, as of the end of 2004 and 2003, based on their contractual maturity are shown below:



Consolidated Financial Statement as of December 31, 2004

	At call	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-maturity Items	Total
Financial Assets							
Cash	-	-	-	-	-	13,536	13,536
Interbank and money market items	6,926	65,803	3,516	20	-	-	76,265
Securities purchased under resale agreements	-	19,040	-	-	-	-	19,040
Investment	5,765	11,444	8,178	66,518	17,037	5,442	114,384
Loans	163,479	202,757	7,023	98,353	120,977	-	592,589
Accrued interest receivables	-	2,455	-	-	-	-	2,455
Customers' liability under acceptances	-	743	-	-	-	-	743
Accrued income receivables	-	1,818	-	-	-	-	1,818
Other assets	-	-	-	-	-	4,348	4,348
Total	176,170	304,060	18,717	164,891	138,014	23,326	825,178
Financial Liabilities							
Deposits	422,501	255,939	21,017	6,113	-	-	705,570
Interbank and money market items	4,032	2,932	1,146	200	3,215	-	11,525
Liabilities payable on demand	7,426	-	-	-	-	-	7,426
Borrowing	-	-	3,843	-	19,768	-	23,611
Bank's liability under acceptances	-	743	-	-	-	-	743
Accrued interest payables	110	869	79	39	-	-	1,097
Other liabilities	-	-	-	-	-	6,049	6,049
Total	434,069	260,483	26,085	6,352	22,983	6,049	756,021
Liquidity-net	(257,899)	43,577	(7,368)	158,539	115,031	17,277	69,157



Consolidated Financial Statement as of December 31, 2003

	At call	Less than 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non-maturity Items	Total
Financial Assets							
Cash	-	-	-	-	-	18,699	18,699
Interbank and money market items	5,273	88,696	11,490	60	-	1	105,520
Securities purchased under resale agreements	-	31,710	-	-	-	-	31,710
Investment	4,629	19,807	26,815	65,971	16,238	5,828	139,288
Loans	183,956	161,910	11,288	80,232	110,532	-	547,918
Accrued interest receivables	-	2,971	-	-	-	-	2,971
Customers' liability under acceptances	-	676	-	-	-	-	676
Accrued income receivables	-	1,671	-	-	-	-	1,671
Other assets	-	-	-	-	-	2,699	2,699
Total	193,858	307,441	49,593	146,263	126,770	27,227	851,152
Financial Liabilities							
Deposits	375,921	273,617	27,305	8,103	-	-	684,946
Interbank and money market items	5,842	146	1,113	-	-	-	7,101
Liabilities payable on demand	7,042	-	-	-	-	-	7,042
Borrowing	-	39,967	-	-	19,874	-	59,841
Bank's liability under acceptances	-	676	-	-	-	-	676
Accrued interest payables	87	777	131	1,238	331	-	2,564
Other liabilities	-	-	-	-	-	1,626	1,626
Total	388,892	315,183	28,549	9,341	20,205	1,626	763,796
Liquidity-net	**(195,034)**	**(7,742)**	**21,044**	**136,922**	**106,565**	**25,601**	**87,356**



❑ Operational Risk Management

Operational Risk is defined as risk of loss resulting from inadequate or faulty internal processes, personnel, operational systems, IT systems, or due to external events. The resulting losses may be financial or non-financial in nature, such as the loss of reputation or regulatory standing, which may directly or indirectly impact the Bank's revenue and/or capital. The Bank's operational risk management consists of identifying, evaluating, controlling, relieving, pursuing, and reporting on operational risks. These operations must be carried out continually to ensure that the Bank can keep risk at an acceptable level.

In 2004, the Bank steadily developed the process of operational risk management, comprising the major processes, as follows:

1. Operational risk management in business units. The Bank has set up risk estimation in each unit. This is a process that allows operation staff to review operational efficiency, compliance to laws, rules and regulations, and analysis of risks that affect the accomplishment of objectives in various aspects, as well as participate in enhancing the efficiency and effectiveness of the existing process and controls.
2. Operational risk management in products and processes. The Bank has arranged the analysis, identification, risk estimation, and control of products and financial services of the Bank, including during the launch of new products, product development, changes and development in operation processes, all of which need careful analysis and risk estimation in order to manage risk properly.
3. For processes in collecting operational loss data, the Bank has systematically set up a process to collect the data on operational losses and use these data for keeping risk at an acceptable level.

The Internal Risk Management Committee is responsible for the control and supervision operational risk of the Bank. An operational risk management team has been set up and is responsible for improving risk management processes and developing modern tools, as well as for continuing communicating knowledge and understanding about operational risk management to all employees, who are involved with operational risk at the Bank. The Committee also monitors and supports each operational unit to undertake risk management properly. The Internal Audit Department is in charge of auditing the correctness, transparency, and control of risk to acceptable levels, and that work conforms with the Bank's overall risk management.

❑ Other Risk Management

- **Risks Associated with Foreclosing Procedures**

Most of the Bank's loans are secured by collateral, but the current Bankruptcy Law and asset foreclosing process have not been developed to international standards. Although Thailand has been amending its bankruptcy laws and foreclosure laws, the legal execution and foreclosure process has yet to be significantly accelerated. The Bank has nevertheless, set guidelines to closely monitor all foreclosure-related work.

- **Risks from Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on borrowing or performance, letters of credit, or avals on notes. Such transactions are considered as credit loans, which require submission of collateral. Regarding risk control in this area,



the Bank uses the same criteria as those used for the Bank's normal credit approval process. At the end of December 2004, the Bank's contingent obligations were Baht 50,311 million, compared to Baht 45,541 million at the end of December 2003.

- **Risks Incurred from Contractual Obligations of Derivative Instruments**

The Bank conducts various derivative transactions as a tool for risk hedging, including exchange rate, interest rate, and the Bank's securities price risks. The Bank also provides derivative instrument trading services to customers and business allies to increase our fee-based income. As of December 31, 2004, the Bank had foreign exchange contracts on the purchase side of Baht 77,668 million, with Baht 196,807 million on the sales side, compared to Baht 53,309 million and 191,447 million at the end of December 2003, respectively. In addition, the Bank had interest rate contracts on the purchase side of Baht 54,607 million and Baht 50,675 million on the sales side, compared to Baht 23,743 million and 25,526 million at the end of December 2003, respectively.

- **Risks Related to Capital Adequacy**

As of December 31, 2004, the Bank's capital adequacy ratio, including the risk assets of Phethai and Ploy AMCs, was at 13.13 percent, which is significantly above the BoT minimum requirement of 8.50 percent. The Bank also monitors capital closely, as it fluctuates with operations.

❑ Performance Measurement using Risk-adjusted Return on Capital (RAROC) and Economic Profit

In 2004, the Bank began to use the Value-based Management (VBM) system. This guideline uses the principle of Risk-adjusted Return on Capital (RAROC) and Economic Profit, which measures net profit after adjusting both the risk charge and the cost of capital, as tools to determine business strategy, business planning, goals, and prices. This will help the Bank achieve returns at appropriate risk levels and reach the expectation of shareholders, as well as increase the efficiency of capital adequacy management and capital allocation to all business units. The Bank has started to implement the VBM system on the Corporate Business Group and the Retail Business Group for all levels of customers, customer segments, and products, including organizing training programs to inform staff about the RAROC and Economic Profit concepts. The Bank expects to fully implement VBM in all groups in the near future. In order to achieve the aforementioned objective, the Bank has developed many advanced models and tools to estimate and quantify risks in terms of capital and initiated plans and processes to fully support the VBM system in the future.



5. Functional Groups

For greater efficiency within core business groups, several development projects relating to such systems as human resources, operation restructuring, and information technology were implemented in 2004.

❑ Building an Effective, Performance-Based Organization

With the goal of becoming a performance-based and competency-based organization, the Bank continued with the implementation of the PRO (Performance Reward Opportunity) project throughout the year 2004.

Additionally, the Bank has implemented several other important programs, including those in the following areas:

- **Performance Management**

The Bank has conducted a Competency Gap Analysis to provide information for personnel management in the future and develop common goals for related departments. Teams were established to set shared goals for end-to-end operations, focusing primarily on service processes, starting with cash management service in 2005. Employee performance evaluation criteria and systems have been improved to enhance fairness and prepare the Bank for becoming a matrix organization, which has more than one assessor, expected to be implemented in 2005. Shared, result-based, and people management goals were introduced to replace common goals in order to retain valuable employees. Employee turnover rates are measured, especially targeted employees, being the top 20 percent of performing employees and new employees.

- **Rewards**

The Recognition Program has been implemented, with cooperation between heads of business groups and departments, to create an incentive for good performance, and set a model of performing employees and encourage staff to perform in line with the Bank's expectations. The Bank has also carried out a comparison of compensation and benefit structures with those of the market to help retain current staff and attract new employees.

❑ Credit Services Unit & Centralized Lending Services Project (CSU/CLS)

In 2003 and 2004, the Bank has completed all main credit development projects, including the improvements in operations to facilitate credit support and operations after credit approval processes were centralized. Other projects completed were the centralization of contract and collateral document retrieval systems for the Retail and Corporate Banking groups in Bangkok and its Metropolitan region, the Document Management System (DMS), and the Document & Collateral Control System (DCS). The Bank is in the process of expanding the scope of the DCS project, expected to be completed by the first quarter of 2005.

To support the Restructured Account Administration Policy and Process (RAPP), the Bank is in the process of developing a repayment allocation system that is in compliance with the Debt Restructuring System (DRS). This will help increase accuracy in recording repayments, which will result in shorter monitoring time and greater efficiency in examining debt repayment histories of restructured debtor



accounts. The DRS is expected to be operational by the second quarter of 2005. In addition, to improve on notifications of time to renew credit lines and insurance policies and review of credit agreement terms and conditions, the Bank has developed the Credit Monitoring System (CMS), Phase 1. This system will help reduce time and effort in credit control operations, and is expected to be operational by the second quarter of 2005.

❑ IT Security Policy and Implementation

In order to safeguard the confidential information of our customers, the Bank continued to implement the IT Security Policy and IT Implementation Project. During 2004, the Bank has established the IT Security in Electronic Financial Services, for compliance with the BoT policy on IT security. In addition, the infrastructure of secure communication modes for use internally within the organization and between customers and the Bank has been improved, in cooperation with a selected IT consulting company. Meanwhile, the Bank and IBM (Thailand) Co., Ltd. have reviewed security policy and best practices to be used in operations. For electronic transactions, information process channels were changed to provide more safety for on-line ATM card applications. Meanwhile, card processing time was shortened to four days, from five days. The Bank, in cooperation with an external IT solution provider, is in the process of examining the transaction security of the Cash Connect system, expected to be completed by April 2005.

❑ IT Outsourcing

The Bank and IBM (Thailand) Co., Ltd. continue to improve the efficiency of IT outsourcing under the Transformation Plan. The improvement in the IP Network was rolled out to branches nationwide, including the ATM Network in Bangkok. For the Disaster Recovery Plan, the Disaster Recovery strategy was completed, and the back-up systems for the ATM and credit card systems have been tested, and the results were satisfactory. Improved protection systems have been devised for the Bank's mainframes to backup data more quickly and efficiently against temporary failures or interruptions in service. This improvement is expected to be completed by the second quarter of 2005. The Bank also conducted a study on the possibility of improving the Local Area Network (LAN) to handle more operational systems with greater efficiency.



6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

❑ Subsidiary and Associated Companies

Subsidiary companies refer to companies where the Bank has invested in more than 50 percent of the fully paid equity of the company. The Bank has the authority to determine these firms' financial and operating policies through their Board of Directors and Shareholders Meetings.

Associated companies refer to companies where the Bank has invested in more than 20 percent of the fully paid equity of the company. The Bank participates in making decisions with regard to financial and operating policies though these firms' Shareholders Meetings.

❑ Investment Policy

The Bank's investments in subsidiary companies serve strategic and outsourcing investment plans, while investments in associated companies are for trading and other purposes.

- **Strategic Investments**

The Bank invests in businesses that benefit it strategically. The Bank and subsidiary companies will collaborate in reviewing business plans of these companies and find ways to integrate them into the Bank's business. In addition, resources, equipment, tools, and existing Bank channels are shared and utilized to create maximum efficiency without causing operating redundancies.

- **Outsourcing Investments**

The Bank invests in companies that provide support to the Bank's business. These are companies that provide services that are not core business of the Bank and need flexibility in management. Bank executives are appointed as the Board of Directors of these companies in order to create efficiency, effectiveness, and define standards for providing services to the Bank.

- **Trading and Other Investments**

The Bank invests in associated companies to benefit from dividend payments and capital gains, without having control over their management. Investments in some associated companies are achieved through debt restructuring.

The Bank's investments in subsidiary and associated companies as of the end of 2004 are listed in the table below.



Details of Investments

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2004 Operating Performance (Baht)
Investment in Asset Management Company							
1. Phethai Asset Management Co., Ltd. (Formerly Thonburi Asset Management Co., Ltd.) Tel. 0-2694-5000 Fax. 0-2694-5202	Bangkok	Services	800,000,000	799,999,993	99.99	Ordinary	(64,447,567)
2. Ploy Asset Management Co., Ltd. (Formerly Chanthaburi Asset Management Co., Ltd.) Tel. 0-2693-2020 Fax. 0-2693-2525	Bangkok	Services	500,000,000	499,999,993	99.99	Ordinary	(395,947,418)
Investment in Subsidiary and Associated Companies							
1. Kanpai Co.,Ltd. Tel. 0-2270-1261 Fax. 0-2270-1262	Bangkok	Services	200,000	199,993	99.99	Ordinary	21,601,390
2. Progress Plus Co., Ltd. Tel. 0-2270-1272 Fax. 0-2270-1273	Bangkok	Services	230,000	229,993	99.99	Ordinary	7,780,478
3. Kasikorn Factoring Co., Ltd. (Formerly Thai Farmers Heller Factoring Co., Ltd.) Tel. 0-2290-2900 Fax. 0-2275-5165	Bangkok	Factoring	1,600,000	1,599,994	99.99	Ordinary	76,328,179
4. Progress Land and Buildings Co., Ltd. Tel. 0-2273-3884 Fax. 0-2273-3883	Bangkok	Real Estate Development	20,000,000	19,999,992	99.99	Ordinary	18,839,191
5. Kasikorn Research Center Co., Ltd. Tel. 0-2273-1874 Fax. 0-2270-1569	Bangkok	Services	100,000	99,993	99.99	Ordinary	538,648
6. Progress Facilities Management Co., Ltd. Tel. 0-2273-3289-91 Fax. 0-2273-3292	Bangkok	Services	50,000	49,993	99.99	Ordinary	3,257,710
7. Progress Management Co., Ltd. Tel. 0-2273-3880-2 Fax. 0-2273-3883	Bangkok	Services	60,000	59,993	99.99	Ordinary	1,575,953
8. Progress Software Co., Ltd. Tel. 0-2273-3829-30 Fax. 0-2270-1197	Bangkok	Services	100,000	99,994	99.99	Ordinary	14,601,682
9. Kasikorn Leasing Co., Ltd. Tel - Fax -	Bangkok	Leasing	6,000,000	5,999,993	99.99	Ordinary	(308,423)
10. Progress Storage Co., Ltd. Tel. 0-2273-3833 Fax. 0-2271-4784	Bangkok	Services	30,000	29,993	99.98	Ordinary	7,901,186
11. Progress Service Co., Ltd. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	19,993	99.97	Ordinary	10,291,140
12. Progress H R Co., Ltd. Tel. 0-2273-1785-6 Fax 0-2270-1273	Bangkok	Services	10,000	9,994	99.94	Ordinary	(150,774)
13. Kasikorn Securities Public Co., Ltd. Tel. - Fax. -	Bangkok	Securities	60,000,000	59,944,662	99.91	Ordinary	315,918
14. Progress Appraisal Co., Ltd. Tel. 0-2273-3654-6 Fax. 0-2270-1051	Bangkok	Services	5,000	4,992	99.84	Ordinary	11,176,563
15. Kasikorn Asset Management Co., Ltd. Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund Management	27,154,274	19,394,156	71.42	Ordinary	193,371,824
16. Thai Administration Services Co., Ltd. Tel. 0-2670-9494 Fax.. 0-2670-9499	Bangkok	Services	2,500,000	1,274,997	51.00	Ordinary	10,035,141
17. Processing Center Co., Ltd. Tel. 0-2237-6330-4 Fax. 0-2634-3231	Bangkok	Services	100,000	30,000	30.00	Ordinary	66,921,439
18. N.C.Associate Co., Ltd. Tel 0-2661-5200 Fax 0-2661-4136	Bangkok	Trading	10,000	2,823	28.23	Ordinary	(68,978)

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	2004 Operating Performance (Baht)
19. Rural Capital Partners Co., Ltd. Tel. 0-2318-3958 Fax 0-2318-3958 ext. 406	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	702,887
20. Progress Information Co., Ltd. Tel 0-2263-8050 Fax 0-2263-8051	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	(1,369,817)
21. M Grand Hotel Co., Ltd. Tel 0-2617-1949 Fax 0-2617-1940-1	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	(10,523,789)
22. E.S.Industries Co., Ltd. Tel 0-2516-9124-8 Fax. 0-2516-9202	Pathum Thani	Textiles	1,100,000	220,000	20.00	Ordinary	-

Note : These operating performance figures are shown in subsidiary and associated companies' financial statements.